amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 920[redacted]
facsimile (61 3) 9208
http://www.amrad.co

05011674

FILE No.

SEC MAIL RECEIVED OCT 03 2005 WASH. D.C. 199 PROCESSING SECTION

To: The Securities and Exchange Commission

Company:

Fax: 0011 1 202 777 1030

From: Robyn Fry - Company Secretary

Fax: (+61 3) 9208 4356

Date: 26 September 2005

Pages: 62
Including cover page

SUPPL

This document and any following pages are intended solely for the named addressee, are confidential and may contain legally privileged information. The copying or distribution of them or any information they contain, by anyone other than the addressee, is prohibited. If you have received this document in error, please let us know by telephone, and then return it by mail to the address above. We shall refund your costs of doing so.

FACSIMILE COVER SHEET

Amrad Corporation Limited

Please find attached information being furnished by Amrad Corporation Limited to the Securities and Exchange Commission.

Robyn Fry
General Counsel & Company Secretary

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

Doc# 105059 v1

82-4867

Rule 12g3-2(b) Card Received from the SEC

ISSUER	FILE NO.
AMRAO Corporation Limited	82- 4867

9/4/98

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

82-4867

amrad.

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4350
http://www.amrad.com.au

26 September 2005

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sirs

AMRAD Corporation Limited
Rule 12g3-2(b) Exemption (File No. 82-4867)

The enclosed information is being furnished by AMRAD Corporation Limited ("AMRAD") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 ("the Exchange Act"). AMRAD's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents shall constitute an admission for any purpose that AMRAD is subject to the Exchange Act.

Yours sincerely

Robyn Fry
General Counsel & Company Secretary

Doc# 106999 v1

amrad.

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4320
facsimile (61 3) 9208 4352
http://www.amrad.com.au

Monday 26 September 2005

AMRAD PROPOSAL TO CHANGE COMPANY NAME TO ZENYTH THERAPEUTICS

Amrad Corporation Limited (ASX: AML) today announced the proposal to change the Company's name to Zenyth Therapeutics Limited. The proposal will be put to shareholders at the Company's Annual General Meeting on Thursday 27 October.

The proposal follows completion of the process of refocusing the Company's activities.

"With the successful demerger of the Company's anti-infectives business into Avexa Limited and the recent transaction with CNSBio involving our neurological programs we are now focused on therapeutic antibodies for cancer and inflammation" said Chairman Mr Ian Davis.

Mr Davis noted that this represents a very significant change in the scope of the Company's business activities and that the new name recognises this change and signals to shareholders and the market generally the Company's sense of purpose moving forward.

The reasons for the proposed change of name are detailed in the Company's 2005 Notice of Annual General Meeting issued to shareholders as follows:

- The Company has now completed the process of refocusing its activities. This follows the Avexa demerger and a period of divesting the Company's interests in other areas, such as sales of pharmaceuticals, research reagents and diagnostic products, and the conduct of research related to natural products screening, neurological programs and anti-infectives programs;

- the proposed name change reflects the significance of the major structural and strategic changes implemented by the Company, and is symbolic of a break from the past with greater focus on the new strategic direction of the Company; and

- the change in name removes the potential for confusion arising from the ongoing marketing in Australia of pharmaceutical products under the Amrad Pharmaceuticals brand following divestment of the Company's interest in that business in November 2000.

If the proposal is approved by shareholders at the 27 October 2005 meeting, the Company will apply to the Australian Stock Exchange to change its ASX listing symbol to "ZTL".

Annual General Meeting

The Company's 2005 AGM will be held at 11am on Thursday 27 October at the Company's share registry, Computershare Conference Centre, Yarra Falls, 452 Johnston Street, Abbotsford, Victoria 3067.

About Amrad

Amrad Corporation Limited is an Australian biotechnology company focused on the development and commercialisation of antibody based therapies in the areas of inflammation and cancer. Amrad has strong intellectual property covering targets such as IL-13R, GM-CSFR and VEGF-B. Further information about Amrad and its projects can be found at www.amrad.com.au

Further information:	Dr Andrew Nash Chief Executive Officer 61 3 9208 4000	Mr Ian Davis Chairman 61 3 8608 2081



AMRAD CORPORATION
NOTICE OF ANNUAL GENERAL MEETING
2005

amrad®

82-4867

Notice of Annual General Meeting

Thursday, 27 October 2005

Notice is given that the 19th Annual General Meeting of the Company will be held at Computershare Conference Centre, Yarra Falls, 452 Johnston Street, Abbotsford, Victoria, Australia on Thursday, 27 October 2005 at 11.00am.

Ordinary Business

1. Consideration of Reports

(a) To receive and consider the Financial Report of the Company, the Directors' Report and the Auditor's Report, for the year ended 30 June 2005.

(b) To adopt the Remuneration Report for the year ended 30 June 2005. Note – the vote on this resolution 1(b) is advisory only and does not bind the Company or the Directors.

2. Re-election of Director

To re-elect a Director:

Ms Cameron retires in accordance with Rule 58 of the Constitution and, being eligible, offers herself for re-election.

3. Election of Directors

To elect Directors:

(a) Mr Ian Davis retires in accordance with Rule 47 of the Constitution and, being eligible, offers himself for election.

(b) Mr James MacKenzie retires in accordance with Rule 47 of the Constitution and, being eligible, offers himself for election.

(c) Dr Andrew Nash retires in accordance with Rule 47 of the Constitution and, being eligible, offers himself for election.

Special Business

4. Approval of Issue of Options to Chief Executive Officer

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That approval be given to the issue to Dr Andrew Nash, the Chief Executive Officer and Executive Director of the Company, of 600,000 options (each option conferring a right to subscribe for one fully paid ordinary share in the capital of the Company) on the terms set out in the Explanatory Notes to this Notice of Meeting."

5. Approval of Issue of Options under ASX Listing Rule 7.2 Exception 9

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That for the purpose of ASX Listing Rule 7.2 Exception 9, approval be given to the issue of options referred to in Resolution 4 to the Chief Executive Officer and Executive Director under the Option Incentive Plan and Key Employee Share Option Plan described in the Explanatory Notes to this Notice of Meeting as an exception to Listing Rule 7.1."

6. Adoption of New Constitution

To consider and, if thought fit, pass the following resolution as a special resolution:

"That the Constitution contained in the document submitted to the meeting and signed by the Chairman for the purpose of identification be approved and adopted as the Constitution of the Company in substitution for and to the exclusion of the existing Constitution of the Company."

7. Change of Company Name

To consider and, if thought fit, pass the following resolution as a special resolution:

"That the name of the Company be changed from Amrad Corporation Limited to Zenyth Therapeutics Limited, effective from 1 December 2005."

Proxies

Please note that:

(a) a member of the Company entitled to attend and vote at the Annual General Meeting has the right to appoint a proxy;

(b) a proxy need not be a member of the Company; and

(c) a member who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

A form of proxy accompanies this Notice of Annual General Meeting. For the appointment of a proxy to be effective for a meeting, the following documents must be received by the Company or Computershare Investor Services Pty Limited at least 48 hours before the meeting:

(a) the proxy's appointment; and

(b) if the appointment is signed by the appointor's attorney – the authority under which the appointment was signed or a certified copy of the authority.

Documents may be lodged using the reply paid envelope provided or:

- by posting, delivery or facsimile to the Company's Share Registry at:
  Amrad Corporation Limited share registry
  Computershare Investor Services Pty Limited
  GPO Box 242
  Melbourne Victoria 3001 Australia
  Facsimile: 61 3 9473 2555 or,

- by posting, delivery or facsimile to the Registered Office of the Company at:
  Amrad Corporation Limited
  576 Swan Street
  Richmond Victoria 3121 Australia
  Facsimile: 61 3 9208 4356

Voting Entitlement

Pursuant to Reg 7.11.37 of the Corporations Regulations 2001 (Cth) for the purposes of the meeting, persons holding shares at 7.00pm on 25 October 2005 will be treated as shareholders. This means that if you are not the registered holder of a relevant share at that time you will not be entitled to vote in respect of that share.

Voting Exclusion

The ASX Listing Rules require the Company to disregard votes cast on resolutions 4 and 5 by any Director of the Company eligible to participate in any employee incentive scheme. Accordingly, the Company will disregard any votes cast on resolutions 4 and 5 by any Director of the Company, or any associates of those persons, other than a vote cast by:

(i) such a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(ii) such a person as chairman of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

By order of the Board

R M Fry
Company Secretary
Amrad Corporation Limited

Dated 23 September 2005

Explanatory Notes

Resolution 1(b) – Adoption of Remuneration Report

As a result of the CLERP 9 amendments to the Corporations Act, all listed companies are now required to submit a Remuneration Report to shareholders for consideration and adoption at the AGM. The Company's Remuneration Report is set out in pages 23 to 31 of Amrad's 2005 Annual Report. The Remuneration Report:

- explains Amrad's policy and processes for determining the remuneration of its senior managers and employees;
- discusses the relationship between the remuneration of senior managers and employees and Amrad's performance; and
- sets out remuneration details for each of the Directors and each member of Amrad's senior management team.

Shareholders will be given a reasonable opportunity to ask questions about or make comments on the Remuneration Report at the Annual General Meeting.

The Directors recommend that shareholders vote in favour of resolution 1(b). In accordance with the Corporations Act, the resolution is advisory only and does not bind the Company or the Directors.

Resolution 2 – Re-election of Director

Candidate for re-election to the office of Director:

Ms Helen Cameron BSc, MBA, FTCL

Ms Cameron is a professional company director with many years experience in corporate finance, both in public companies and equity capital markets. Prior to becoming a company director she was a financial analyst and associate director of Deutsche Bank and was Head of Research at BNP Equities (Australia) Limited. Ms Cameron has held senior management positions with National Foods Limited and Burns Philp & Co Ltd. She is currently chairman of the Board Audit Compliance & Risk Management Committee; and a director of Avexa Limited; Rural Industries Research & Development Corporation; and the family investment company Calisar Pty Ltd. She has held directorships with a number of other organisations, including TDG Logistics; BBY Limited; Foodbank NSW; Foodbank Australia; Grains Research & Development Corporation; the CRC for Sustainable Rice Production; and the Sydney Catchment Authority. Ms Cameron obtained her BSc from the University of Canterbury New Zealand, and her MBA from Macquarie University, New South Wales. She is an occasional lecturer in corporate governance at the Company Secretaries Institute in NSW.

Resolution 3 – Election of Directors

Candidates for election to the office of Director:

Mr Ian R Davis LLB (Hons)

Mr Ian Davis was appointed a Non-executive Director of the Company on 22 April 2005 and Chairman on 19 May 2005. He is also Chairman of the Board Corporate Governance and Nominations Committee and Business and Corporate Development sub-committee. A senior partner and previously chairman of the international law firm, Minter Ellison, Mr Davis has had extensive experience in the corporate and commercial areas of law in which he practices. He is chairman of MaxiTRANS Limited; a non-executive director of Central Equity Limited and Baxter Group Limited; a director of the International Diabetes Institute; and chairman of the Produce Grocery Industry Code Administration Committee. Mr Davis is a former non-executive director of Circadian Technologies Limited.

Mr James A C MacKenzie BBus, FCA, FAICD

Mr James MacKenzie was appointed a Non-executive Director of the Company on 22 April 2005. He is currently chairman of the board of management of the Victorian WorkCover Authority and the Victorian Transport Accident Commission. He is a director of the Mirvac Group; Circadian Technologies Limited; Victorian Major Events Company Limited; and a member of school council of St Catherine's School. Mr MacKenzie has served as a director of a number of public companies listed on stock exchanges both in Australia and overseas and previously held the positions of Managing Director, Funds Management and Insurance at the ANZ Banking Group; and Chief Executive Officer of both Norwich Union Australia and the TAC. He has been a director of prominent funds management companies: Paladin Australia Limited, Portfolio Partners Limited and the Victorian Funds Management Corporation. A chartered accountant by profession, Mr MacKenzie was also a partner in the Melbourne and Hong Kong offices of an international accounting firm now part of Deloitte, and remains actively involved with Deloitte as a consultant. He is a Fellow of both the Institute of Chartered Accountants in Australia and the Australian Institute of Company Directors.

Dr Andrew Nash BSc (Hons) PhD (Melb)

Dr Andrew Nash was appointed Chief Executive Officer of the Company on 15 August 2005 and an Executive Director of the Company on 25 August 2005. In 1996 Dr Nash was recruited by Amrad as a senior scientist to work in the Company's Cytokine Research Program. He was subsequently appointed Program Manager in 1997; Director of Biologicals Research in 2002; and Chief Scientific Officer in 2004. On 19 May 2005 Dr Nash was appointed Interim Chief Executive Officer of the Company. Dr Nash been directly responsible for the management of Amrad's portfolio of projects, several of which have been partnered with international pharmaceutical and biotechnology companies delivering significant revenue streams to the Company and generating lead compounds expected to enter clinical trials within the next 12-18 months.

Prior to joining Amrad, Dr Nash established and led a large research team focussed on the role of growth factors and cytokines in animal and human health at The University of Melbourne Centre for Animal Biotechnology. This research resulted in a number of patent filings and publications in peer-reviewed scientific journals. In 2000 Dr Nash was appointed as an Honorary Fellow at the Department of Pharmacology, The University of Melbourne.

Resolution 4 – Approval of Issue of Options to Chief Executive Officer

The appointment of Dr Nash as the Company's new Chief Executive Officer and an Executive Director is described in the Explanatory Notes to Resolution 3.

The Executive Service Agreement that has been entered into by the Company and Dr Nash includes an incentive component designed to align the Chief Executive Officer's interests with those of the Company. The incentive regime proposed by the Board involves the issue of options over ordinary shares in Amrad on certain terms and conditions (such terms are referred to in these Explanatory Notes as the 'Option Incentive Plan').

Pursuant to the ASX Listing Rules, shareholders are required to approve the issue of options to a Director under an employee incentive scheme. Accordingly, Resolution 4 is to approve the issue to Dr Nash of 600,000 options to subscribe for ordinary shares in the capital of the Company through the Option Incentive Plan. If shareholders do not approve the issue of these options, the Company is required to ensure that Dr Nash is provided with alternative benefits of an equivalent after-tax value to him.

In respect of the proposed issue of options under the Option Incentive Plan, the following information is provided in accordance with the ASX Listing Rules.

A summary of the key terms of the options that are proposed to be issued to Dr Nash is set out below. The Option Incentive Plan that has been developed for Dr Nash replicates the Amrad Key Employee Share Option Plan (the 'KESOP') except as provided in paragraph (b) below. Dr Nash is the only person who is entitled to participate in the Option Incentive Plan.

(a) Number and Exercise Price of Options

Under the Option Incentive Plan, Dr Nash will be offered a total of 600,000 options. Dr Nash will not be required to pay any consideration to Amrad for the options. Each option will confer a right to subscribe for one fully-paid ordinary share in Amrad at the exercise price of $0.62.

(b) Exercise of Options

(i) The options to be offered to Dr Nash will be divided into three tranches of 200,000 options. The tranches of options will be exercisable (subject to paragraph (ii) below) as follows:

(A) 200,000 options exercisable on or within five years of 1 July 2006;

(B) 200,000 options exercisable on or within five years of 1 July 2007; and

(C) 200,000 options exercisable on or within five years of 1 July 2008.

Subject to paragraph (ii) below, options that are not exercised prior to the end of the relevant five year period referred to above will lapse at the end of that period.

(ii) If Dr Nash's employment is terminated by Amrad due to fraud, dishonesty, serious misconduct, bankruptcy or becoming disqualified from holding the office of director under the Corporations Act, Dr Nash will not be entitled to exercise any of the options and they will lapse immediately.

In addition, if all or substantially all of the undertaking and assets of the Company are sold or the Company becomes a subsidiary of another entity, Dr Nash will be entitled to exercise all of the options (whether or not they otherwise would then be exercisable).

(c) Summary of the Terms of the KESOP that Apply to the Option Incentive Plan

(i) Lapse of options
The options will lapse if not exercised on or before the first to occur of: any default by Dr Nash under the Rules of the KESOP that are applicable to the Option Incentive Plan; insolvency of Amrad; and other defined events associated with an insolvency of Amrad.

(ii) Restrictions on transfers
The options may be transferred or assigned to an associated trust or to a spouse of Dr Nash if the Board, in its absolute discretion, approves the transfer and the transferee has agreed to be bound by the terms on which the options were issued and the Option Incentive Plan (including the applicable Rules of the KESOP).

Explanatory Notes continued

(iii) *Bonus issues*
On any bonus issue, there will be a corresponding increase in the number of underlying shares to which Dr Nash's options relate. This will not affect the total amount payable upon the exercise of Dr Nash's options.

(iv) *Rights issues*
Dr Nash cannot participate in a rights issue in respect of any unexercised options. However, the exercise price will be reduced by an amount equal to the theoretical value of the rights entitlement determined in accordance with the ASX Listing Rules.

(v) *Reconstructions*
Any reconstruction of capital (such as consolidation, subdivision, reduction or return of capital) will result in a corresponding adjustment to the number of options or to the exercise price or both so as to preserve Dr Nash's proportionate entitlement. The options are also to be reconstructed in accordance with the ASX Listing Rules, as amended from time to time over the course of the Option Incentive Plan.

(vi) *Issue of shares upon exercise of options*
On the exercise of the options, Amrad will issue the applicable number of ordinary shares, and will apply for quotation of those shares on the ASX. The shares issued will rank equally with other fully-paid ordinary shares in Amrad.

Shareholders may inspect a copy of the full terms of the KESOP at Computershare Investor Services Pty Ltd during normal business hours or on the Company's website (www.amrad.com.au).

Details of the options issued under the Option Incentive Plan will be published in each Annual Report of Amrad relating to the period in which the options were issued. Approval for the issue of those options will have been obtained under ASX Listing Rule 10.14. If Amrad's shareholders approve Resolution 4, Amrad will offer the options to Dr Nash (and, if the offer is accepted, issue them to him) as soon as practicable after the Annual General Meeting, but in any event no later than 12 months after the Annual General Meeting.

Resolution 5 – Approval of Issue of Options under ASX Listing Rule 7.2 Exception 9

Listing Rule 7.1 requires a company to obtain the approval of shareholders if it wishes to be free to issue more than 15 per cent of its capital within a 12 month period. Listing Rule 7.2 contains a number of exceptions to Listing Rule 7.1, allowing certain issues of securities to be excluded from calculations of the number of equity securities issued in the preceding 12 months. Shareholder approval under Listing Rule 7.2 (Exception 9) of the options to be issued to Dr Nash under the Option Incentive Plan and the Key Employee Share Option Plan (the 'KESOP') pursuant to Resolution 4 would enable the issue of those options in the next 12 months, and any shares issued upon the exercise of those options, to be excluded from such calculations.

Summaries of the terms of the Option Incentive Plan and the KESOP are contained in the Explanatory Notes to Resolution 4. No options have yet been issued to Dr Nash under the Option Incentive Plan and a total of 460,000 options have been previously issued to Dr Nash under the KESOP during the period 4 December 2000 to 9 August 2005.

Resolution 6 – Adoption of New Constitution

The Company's current Constitution was adopted in 2000. Since then, there have been a number of changes to the regulatory regime applicable to the conduct of a company's affairs, most significantly the replacement of the Corporations Law by the Corporations Act 2001, and the enactment of the CLERP 9 amendments to the Corporations Act in July 2004. Many provisions in the current Constitution are out of date or unnecessary under the current regulatory regime.

Additionally, some aspects of the current Constitution no longer represent what is considered best practice in relation to the constitution of a listed, public company. Several rules in the current Constitution could be improved, in particular to allow the Company and shareholders to take advantage of modern technologies such as the internet and email.

The Directors therefore consider that the current Constitution should be updated. Given the large number of amendments that would be required to bring the current Constitution up to date, the Directors propose to replace the current Constitution in its entirety with a new Constitution.

A copy of the proposed new Constitution may be inspected at the Company's offices at 576 Swan Street, Richmond, Victoria, Australia, during business hours. A copy is also available on the Company's website (www.amrad.com.au).

Set out below is a summary of the main changes that would result from the adoption of the proposed new Constitution.

Technology

The Corporations Act now makes provision for the use of technology and electronic means of communication. Updated provisions in the proposed new Constitution would enhance the ability of the Company, its Directors and shareholders to communicate and participate in the Company's affairs with the aid of modern technologies such as email and the internet.

The proposed new Constitution is designed to facilitate:

- notices and other communications from the Company to the shareholders being provided by email;
- Directors' meetings being held by email, video conference, teleconference and other means of technology; and
- shareholders nominating proxies and submitting proxy votes by email or using the internet.

These activities are not prohibited under the current Constitution. However, the proposed new Constitution would remove the need for Directors' resolutions to authorise the use of a technology, and would remove the ability of a single Director to frustrate the operations of the Company by withdrawing consent to the use of a particular technology. The proposed new Constitution would also put beyond doubt that decisions taken, notices sent and proxies lodged with the aid of modern technologies are just as valid as when done in the traditional way.

Sale of Unmarketable Parcels of Shares

The proposed new Constitution would allow for the sale of small shareholdings in accordance with the ASX Listing Rules.

The new Constitution would provide that, in relation to existing shareholdings, where a shareholder holds less than a 'marketable parcel' of shares in the Company (the size of a marketable parcel is defined by the Listing Rules; currently a marketable parcel is a parcel worth $500), the Company may issue a divestment notice to the relevant shareholder. The shareholder then has the option to increase their shareholding to a marketable parcel, notify the Company that they wish to retain their shareholding, or do nothing. If the shareholder does nothing, the Company is empowered to sell the shareholder's shares and to receive the proceeds of sale on behalf of the shareholder (which are then forwarded to the relevant shareholder).

In relation to shareholdings of unmarketable parcels that came into existence after the adoption of the proposed new Constitution, a shareholder who receives a divestment notice would not have the option to retain the small shareholding, and would have to either increase the shareholding to a marketable parcel or have the shares sold by the Company.

Power to Alter Capital

In some proposals involving an alteration to a company's share capital there is doubt as to the power of directors to attend to certain ancillary matters (eg, the sale of fractions of shares following a share consolidation). The proposed new Constitution is designed to clarify this issue.

Chief Executive Officer and Executive Director

When the Board of the Company appoints a Chief Executive Officer and Executive Director, the individual's appointment as a Director is effected in reliance on the Directors' power to appoint a person as an additional Director. The current Constitution requires that the person then stand for election at the next Annual General Meeting. Assuming the person is elected a Director at the Annual General Meeting, they are then exempted from the 'retirement by rotation' provisions for the balance of their term as Chief Executive Officer and Executive Director.

Under the proposed new Constitution, the person appointed as Chief Executive Officer and Executive Director would not need to stand for election at the first Annual General Meeting after their appointment. This is becoming a common arrangement in listed company constitutions.

Retirement of Directors

The current Constitution requires one-third of Directors (other than the Managing Director) to retire at every Annual General Meeting. This rule can mean (especially for small boards) that directors do not hold office for three years after their last election as permitted by the Listing Rules. The proposed new Constitution provides that Directors may not hold office for longer than three years (or past the third Annual General Meeting following their appointment) but does not include the one-third requirement.

Remuneration of Directors

The proposed new Constitution would provide greater flexibility in relation to the remuneration of Directors. It provides expressly for a Director to forego cash remuneration in favour of another form of remuneration provided that the total cost to the Company does not exceed the amount which the Directors have determined is payable to that Director (and the total remuneration payable to Non-executive Directors does not exceed the amount determined by the Company in general meeting).

Executives as Directors

The proposed new Constitution deals comprehensively with the appointment of Directors to executive roles and the appointment of executives of the Company as Directors. The equivalent provision in the current Constitution deals with the appointment of a Managing Director only.

Recognition of Company Secretary

The role of the Company Secretary would be expressly recognised in the proposed new Constitution with appropriate powers conferred on this office, in line with the current practice of conferring more responsibilities on Company Secretaries.

Explanatory Notes continued

Distributions by Electronic Funds Transfer

Many listed companies are moving towards a situation where distributions to shareholders will be paid by electronic funds transfer only. The proposed new Constitution would clearly enable Amrad to make cash distributions to shareholders by electronic funds transfer only (but would not prevent the Company from making cash distributions in other ways if that was considered desirable). The current Constitution is less clear on the matter.

Terminology and Drafting Improvements

Since the Company's current Constitution was adopted in 2000, there have been a number of changes to corporate terminology. The new Constitution would replace outdated terminology with current terms. Additionally, a number of drafting improvements to the current Constitution have been proposed in the new Constitution, with the objective of simplifying the Constitution and making it clearer and more readable.

Recommendation

The Directors recommend that shareholders vote in favour of Resolution 6.

Resolution 7 – Change of Company Name

As foreshadowed in the Company's 2005 Annual Report, the Board has given consideration to adopting a new Company name. In recognition of the completion of the process of refocusing the Company's activities and the resulting new strategic direction of the Company, the Board has resolved to adopt the new Company name, Zenyth Therapeutics Limited, and is seeking shareholder approval of the new name.

The Company's mission is to be a global leader in the development and commercialisation of antibody-based therapies in the areas of inflammation and cancer and the new name proposed by the Company exemplifies the change in strategic direction.

The reasons for the proposed change of the Company's name are as follows:

- The Company has now completed the process of focusing its activities, particularly following last year's successful demerger of the anti-infectives business as Avexa Limited. This follows a period of divesting the Company's interests in other areas, such as sales of pharmaceuticals; research reagents and diagnostic products; and the conduct of research related to natural products screening, neurological programs and anti-infectives programs;
- the change in company name reflects the significance of the major structural and strategic changes implemented by the Company, and is symbolic of a break from the past with greater focus on the new strategic direction of the Company; and
- the change in name removes the potential for confusion arising from the ongoing marketing in Australia of pharmaceutical products under the Amrad Pharmaceuticals brand following divestment of the Company's interest in that business in November 2000.

If this Resolution 7 is approved by shareholders, the Company will also apply to the ASX to change its listing symbol to 'ZTL'.

amrad.

Amrad Corporation Limited
ABN 37 006 614 375

576 Swan Street Richmond
Victoria Australia 3121

Telephone (61 3) 9208 4000
Facsimile (61 3) 9208 4356



AMRAD CORPORATION ANNUAL REPORT 2005

amrad.



Contents

Chairman's & CEO's Report



Ian Davis, Chairman



Andrew Nash, Chief Executive Officer

We are pleased to report that the past year has been one of significant progress. The Company's strategy to divest non-core projects and to focus on the development of new therapies for inflammation and cancer has been implemented, and our two lead projects have made very significant progress towards their first clinical studies. As a result of strong revenues from core business activities, the Company's financial position remains extremely strong and a new look Board, together with management, is committed to realising the inherent value within the Company.

Your Board and management understand that the essential components required to build Amrad into a successful biotechnology company are:

- focus on clearly defined objectives and strategy;
- relevant expertise and capability;
- quality projects backed by strong intellectual property;
- the financial resources to progress projects to key value points; and
- optimisation of value for our shareholders.

Amrad's objective is to be a global leader in the development of therapeutic antibodies for the treatment of inflammation and cancer. To achieve this objective we have focused the Company's research and development efforts, and we have a talented team dedicated to progressing quality projects that are partnered with leading international biotechnology and pharmaceutical companies. We are committed to using the financial strength of the Company to move our portfolio of projects through into clinical development and proof-of-concept in patients.

Two recent transactions that exemplify Amrad's drive towards a more focused company are the spin-out of Amrad's anti-infectives programs into Avexa, and the out-licensing of compounds from Amrad's neurological program into CNSBio. Through an initial investment of $12 million from Amrad, and through a subsequent capital raising, the experienced management team at Avexa is now well placed to progress projects targeting significant viral and bacterial disease. Amrad retains 15.7 per cent of Avexa. CNSBio is a new start-up venture with significant expertise in neurological research and drug development, and it represents an ideal vehicle through which value can be extracted from the opportunities within Amrad's neurological program.

For Amrad, the Avexa and CNSBio transactions represent the final steps in a process that was initiated a number of years ago. Non-core business interests in pharmaceutical sales and diagnostics, and in natural product screening and chemistry, have been divested. Research and development capacity in anti-infectives now resides in Avexa, and Amrad is committed to the development of protein-based drugs for the treatment of inflammation and cancer. These represent very significant structural and strategic changes, and Amrad is now a vastly different Company from that which listed in 1996, and indeed from that which was operating less than 12 months ago. In recognition of these changes and to accentuate our sense of purpose moving forward, the Board has given consideration to adopting a new name for the Company and will present its intentions to shareholders at the forthcoming Annual General Meeting in October. Further information will accompany the Notice of Meeting.

The Amrad business will continue to be based on a portfolio of projects that maintains an appropriate balance between early stage discovery research and preclinical/clinical development. The market clearly attributes increased value to projects as they approach and move through clinical studies, and the progression of our 'nearest to the clinic', 'value-driving' projects will continue to be given the highest priority. Amrad will continue to work towards

the widely accepted model of achieving proof-of-concept in patients ahead of partnering for large Phase III studies and marketing. A small number of earlier stage or 'pipeline feeder' projects will also be pursued, but with an appropriate level of resource.

Amrad's most advanced projects have continued to make excellent progress towards clinical studies over the past 12 months. Our IL-13 receptor project is partnered with Merck & Co., Inc. and aims to develop new antibody-based therapies for the treatment of asthma and other airway diseases. In October 2004 we received a further milestone payment from Merck of US$3 million, bringing the total revenue received since the agreement was completed in June 2003 to US$14 million. These milestone payments make a significant contribution to our bottom line result and are an indication of the progress that has been made to date. Indeed, we recently announced that Merck had selected a candidate antibody for manufacturing and formal preclinical studies.

The granting of patents in key markets also represents an important step towards the ultimate commercial success of projects such as our IL-13 receptor project with Merck. Amrad was recently notified by the United States Patent and Trademark Office that it has been granted a patent covering therapeutic antibodies that target a sub-unit of the IL-13 receptor. The United States represents the largest potential market for new asthma therapies, with the cost of hospitalization of asthmatics who do not respond well to current therapies approaching US$10 billion per year.

Our collaboration with Cambridge Antibody Technology to develop therapeutic antibodies against the GM-CSF receptor for the treatment of rheumatoid arthritis, has also made excellent progress over the past 12 months. Antibody-based therapies targeting TNFa have proven to be highly effective in a significant proportion of patients with severe arthritis not effectively controlled with more traditional medications. The market for these drugs exceeded $US4 billion in sales in 2004. For the 50-60 per cent of patients that fail to respond to these therapies, an antibody against the GM-CSF receptor may provide an effective alternative. A lead antibody has been selected and optimised and has now progressed through into manufacturing and preclinical safety testing. Amrad and CAT will share the costs of manufacturing and clinical development, and will also share revenues from any future licensing deals.

The financial position of the Company remains very sound. A core business operating profit of $1.1 million has been achieved for the financial year ended 30 June 2005 on the strength of licence fee revenues of $8.3 million and a return on funds under management of $5.3 million. After bringing to account the non-recurring operating loss of Avexa prior to its demerger and the write down of the Company's investment in Avexa, the consolidated result for the year was a loss of $1.6 million. The Company also recorded a positive cash flow for the year after allowing for the $12 million investment as part of the demerger of Avexa. From a $60 million cash position at the start of the financial year the Company finished with a closing cash position of $51.7 million.

Board and management alignment on the key issues of objective and strategy is essential if the inherent value within the Amrad portfolio of projects, including the IL-13 receptor and GM-CSF receptor projects, is to be realised. In May 2005, changes occurred at both the Board and management level. Mr Ian Davis was elected by the Board as Chairman, and Dr Andrew Nash was appointed as Interim Chief Executive Officer. On 15 August 2005, the Company announced the appointment of Dr Nash as Chief Executive Officer. Mr James MacKenzie also joined the Board as a Non-executive Director in April 2005.

Mr Davis brings a wealth of public company experience to the Board and, as Amrad's former Chief Scientific Officer, Dr Nash has an intimate understanding of our project portfolio and of the requirements for commercial success within the sector. Andrew leads a stable and experienced management team with an outstanding track record of partnering deals and progressing projects through into clinical studies. The Board and management share a common vision of Amrad as a global leader in therapeutic antibodies for inflammation and cancer.

The Board of Directors wishes to thank the former Chairman, Mr Bob Moses, and former Chief Executive Officer, Dr Peter Smith, for their contributions to the Company. The Board would also like to express their appreciation to former Non-executive Directors Mr Olaf O'Duill and Mr Graeme Kaufman, both of whom retired from the Board during the year.

In closing, we believe that Amrad is now extremely well positioned to deliver substantial financial rewards to its shareholders. Our portfolio of projects is focused in high value therapeutic indications and, together with our international partners, a number of projects are making excellent progress towards clinical trials. Shareholders can be confident that the Board and management are committed to realising the value within the current project portfolio, as well as looking for new opportunities aimed at contributing to Amrad's ongoing future success.

Yours sincerely

Ian Davis
Chairman

Andrew Nash
Chief Executive Officer

R&D Report

Amrad is a Melbourne-based biotechnology company focused on the development and commercialisation of antibody-based therapies in the areas of inflammation and cancer. The main targets for Amrad's drug development are cytokines and their receptors. Cytokines are messenger proteins used by cells within the body to communicate with each other. Signalling occurs when cytokines interact with specific receptors on the target cell surface, triggering a cascade of events within the cell which ultimately leads to the production of new proteins and the regulation of key physiological processes. Dysfunction in cytokine signalling can result in the development of significant disease and can be effectively targeted using monoclonal antibody-based therapies. A description of monoclonal antibodies is set out on page 8 and 9 of this Annual Report.

Together with its network of collaborators, Amrad has been involved in the discovery of a number of cytokines and cytokine receptors with pivotal roles in cancer, cardiovascular disease and inflammatory diseases such as rheumatoid arthritis and asthma. Amrad has intellectual property rights pertaining to these discoveries and, equipped with strong expertise in antibody discovery, is currently pursuing the development of new biological therapeutics for these diseases.

Project: IL-13 Receptor Antibody

A new approach to treating asthma

Asthma is one of the most common diseases in the world, affecting all ages and socio-economic groups. Asthma is characterised by reversible increases in airflow resistance and excessive responsiveness of the lung to irritants and stimulants, resulting in wheezing, breathlessness, chest tightness and coughing. The exact cause of asthma is poorly understood, however it is regarded as a disease of chronic inflammation.

For many patients, adequate control of their asthma is achieved with the traditional stalwarts of asthma therapy, ß-agonists and inhaled corticosteroids. Despite treatment, up to 10 per cent of asthma patients continue to suffer severe asthma which substantially impacts on their quality of life and is a significant cause of morbidity and mortality[1]. Treatment options are limited for these patients and there exists a substantial need for improved therapeutic agents.

In recent years it has become increasingly apparent that a complex cascade of cytokines contributes to the initiation and maintenance of the chronic inflammation underlying asthma. In particular, studies in animal models have revealed a pivotal role for the cytokine interleukin-13 (IL-13). The development of drugs to reduce the effects of IL-13 in the lung is an exciting approach that offers considerable promise as a novel treatment for asthma, in particular for those patients poorly controlled with existing therapeutic approaches. Amrad, together with Merck and Co. Inc., (Merck) is developing therapeutic monoclonal antibodies that target the IL-13 receptor in order to inhibit IL-13 activity.

The global market for asthma therapeutics currently exceeds US$7 billion and is expected to reach US$13 billion by 2012[2]. The predicted rapid growth of the asthma drug market is driven by the increased number of people diagnosed with asthma and the anticipated launch of biological treatments, such as an IL-13 receptor antibody, which target the inflammatory mechanisms underlying the disease.

Amrad's IL-13 receptor antibody project is partnered with Merck, and Merck is responsible for all clinical development and marketing. Initial development is focused on asthma, however consideration is being given to additional indications. As announced by Amrad in August 2005, Merck has selected an optimised lead therapeutic antibody for full preclinical development.

1. *Global Initiative for Asthma, www.ginasthma.org*
2. *Ames et al., March 2004*

Project: GM-CSF Receptor Antibody

A new treatment for rheumatoid arthritis

Rheumatoid arthritis (RA) is a chronic inflammatory and destructive joint disease affecting approximately 1 per cent of the population in the industrialised world, and is two to three times more common in women than in men[1]. The disease is characterised by over-growth and inflammation of the membranes within joints and progressive destruction of the surrounding bone and joint surface cartilage. The specific underlying cause of RA remains unknown, however it is thought an immune response against an unknown target antigen is responsible for triggering a cascade of inflammatory changes within the joint mediated by a variety of cytokines, including granulocyte-macrophage colony stimulating factor (GM-CSF).

Disease-modifying anti-rheumatoid drugs (DMARDs) aim to reduce the rate of joint destruction and have been the mainstay of RA treatment in recent times. Methotrexate is the most commonly used DMARD, however only about half of patients respond to this drug and responses tend to diminish over time. The last couple of years have seen the commencement of a revolution in the management of RA with the approval of biological drugs which target the inflammatory pathways underlying the disease.

Anti-TNF therapies such as Enbrel®, Humira® and Remicade®[2] currently dominate the biologicals market for RA, generating sales of more than US$4 billion in 2004[3]. The market for these drugs is expected to further increase to US$7 billion by 2007 as penetration into the mild to moderate patient population increases[4]. Although a ground-breaking treatment for some, approximately 30-50 per cent of patients treated with these drugs fail to achieve a satisfactory reduction in their symptoms. These patients with inadequate responses to anti-TNF therapies form a clear RA market segment with potential to be captured by drugs targeting alternative inflammatory pathways such as the GM-CSF pathway.



Amrad's GM-CSF receptor antibody project is partnered with Cambridge Antibody Technology (CAT) on a 50/50 cost/profit share basis. Under the terms of the collaboration, Amrad and CAT intend to co-develop an antibody against the GM-CSF receptor until the end of Phase II clinical trials. Excellent progress has been made and a lead antibody (designated CAM-3001) has been selected. Preliminary safety studies have commenced and scale-up of production ahead of formal Preclinical studies is underway.

1. *National Institute of Arthritis and Musculoskeletal and Skin diseases, www.niams.nih.gov*
2. *Enbrel, Humira and Remicade are registered trademarks of Amgen/Wyeth, Abbott Laboratories and Centocor, respectively*
3. *www.i-b-s.net updated 6 April 2005*
4. *Mount and Featherstone, January 2005*

Project: VEGF-B Antibodies

A novel approach to the treatment of cancer and inflammation

As a cause of death in the US, cancer is second only to heart disease and accounts for nearly one quarter of all deaths[1]. Despite recent advances in cancer management, there remains a substantial need for improved therapies. Many types of cancer require new blood vessels to form (a process called angiogenesis) in order to supply the nutrients essential for tumour survival and growth. Angiogenesis is regulated by a variety of cytokines, including members of the vascular endothelial growth factor (VEGF) family. Avastin®, an antibody to VEGF-A, is the first of a new class of anti-cancer drugs targeting angiogenesis and has been shown to effectively treat cancer, thus validating the therapeutic strategy of targeting angiogenesis in cancer.

VEGF-B, another member of the VEGF cytokine family, is thought to similarly play a role in the formation and/or function of new blood vessels. Inhibiting the activity of VEGF-B with an antibody may represent a new approach to limiting the blood supply essential for cancer growth and may broaden the options available to cancer patients, potentially targeting tumours not effectively treated by Avastin®.

Anti-cancer pharmaceuticals generated sales of US$23 billion in 2004 and the market for these drugs is predicted to more than double by 2009, see figure 1[2]. A major factor driving this growth is the continued emergence of novel monoclonal antibodies and other targeted therapies to treat the various forms of cancer.

A second potential indication for anti-VEGF-B antibodies is rheumatoid arthritis (RA). RA is characterised by over-growth and inflammation of the membranes within limb joints and progressive destruction of the surrounding bone and joint surface cartilage. The formation of new blood vessels is now thought to contribute to the invasive and destructive processes underlying RA and hence represents an exciting new therapeutic target. An antibody targeting VEGF-B may represent a novel approach to the management of RA by inhibiting the destructive formation of new blood vessels within the arthritic joint.

Biological drugs have driven a rapid growth in the RA therapeutics market, however given the number of patients with inadequate responses to these biological drugs there remains a significant opportunity in the RA market for the entry of novel therapeutics, in particular ones targeting a novel mechanism such as angiogenesis.

Amrad and the Ludwig Institute for Cancer Research recently strengthened their pre-existing collaboration to better coordinate research, development and commercialisation activities in relation to VEGF-B. Antibodies against VEGF-B are presently being assessed in animal models of cancer and RA in order to demonstrate their therapeutic utility prior to progressing the project into development.

R&D Report continued

Figure 1: World market for anti-cancer treatments



50,000
40,000
30,000
20,000
10,000
0
Sales ($US Millions)
2004
2005
2006
2007
2008
2009
Year
Other Targeted Therapies
Monoclonal Antibodies
Hormone Therapy
Cytotoxic Agents

1. *Cancer Facts and Figures 2005 – American Cancer Society*
2. *IXIS Securities estimates, April 2005*

Project: VEGF-B Gene and Protein Therapies

A new treatment for cardiovascular disease

Despite a multitude of strategies aimed at reducing the predisposing risk factors, heart attacks remain common. In the US alone close to a million patients were hospitalised during 2002 with either a heart attack or unstable angina[1]. Atherosclerosis can narrow and cause acute blockage of the coronary arteries which supply oxygen to the heart muscle, and represents the major cause of angina and heart attacks.

Present therapeutic strategies to address coronary artery narrowing include blood vessel grafts to bypass the narrowed arteries and, more recently, the insertion of stents (angioplasty) to hold narrowed arteries open. In 2002 an estimated 500,000 bypass surgeries and 1.2 million angioplasty procedures were performed in the US[1]. Although these interventions are reasonably effective, they are limited by the morbidity of the procedures and the risk of the vessels narrowing again, highlighting the significant need for alternative therapeutic strategies.

Identifying an alternative strategy to bypass grafting or angioplasty is the subject of considerable interest world-wide. One possible approach is to encourage the formation of new blood vessels, to bypass narrowed arteries. Members of the VEGF family of cytokines (VEGF-A, B, C, D and PlGF) have each been shown to play varying roles in generating new blood vessels and increasing blood flow in animal models of arterial obstruction. The profile of VEGF-B suggests the therapeutic application of either the VEGF-B protein or gene may stimulate the formation of new blood vessels and thereby improve the blood supply to the heart and, potentially, other regions of the body affected by restricted arterial blood flow.

Amrad has already generated substantial evidence supporting the potential application of the VEGF-B gene and protein in vascular disease, and is presently strengthening this data package with a view to seeking a partner with specific expertise in the development of novel therapies for cardiovascular disease.

1. *American Heart Association (AHA) – Heart Disease and Stroke Statistics, 2005 update*

Project: Suppressors of Cytokine Signalling (SOCS)

A new strategy for the modulation of cytokine signalling

Cytokines provide cells with the signals that regulate key physiological processes including growth and the response to injury and infection. However, there are circumstances where either excessive or insufficient cytokine expression can contribute to severe and debilitating disease. The intracellular signalling mediated by cytokines is in part regulated by a family of proteins known as Suppressors of Cytokine Signalling (SOCS). These SOCS proteins are produced as part of the cellular response when cytokines bind to their cell surface receptors. The SOCS proteins then interact with parts of the intracellular signalling pathway to halt the signalling process and thereby prevent an excessive cellular response.

Diseases caused by deficiencies in cytokine signalling are currently treated with injections of recombinant cytokines to increase the level of intracellular cytokine signalling. Such cytokine-based products suffer from a number of drawbacks including painful injections, poor clinical responses in some cases, and high costs. New strategies for increasing cytokine signalling via alternative mechanisms of action and/or routes of administration may therefore have significant advantages. Because SOCS proteins halt intracellular cytokine signalling, the inhibition of SOCS proteins should have the effect of increasing the level of intracellular cytokine signalling. Accordingly, inhibitors of SOCS proteins may mimic cytokine function and provide an alternative to the currently available protein based-products.

Therapeutic opportunities for SOCS antagonists

	Cytokines Regulated	Potential Therapeutic Indication
SOCS1	Type I and type II interferons	Chronic hepatitis, multiple sclerosis and various cancers
SOCS2	Growth hormone	Muscle wasting and growth disorders
SOCS3	G-CSF, leptin	Neutropenia, obesity

In diseases where excessive cytokine stimulation contributes to the disease process, a means of blocking the intracellular signalling of the cytokine is desirable. In this situation SOCS proteins or mimics of SOCS proteins may have significant therapeutic utility.



Amrad's SOCS research program has clearly defined the function and biological importance of the SOCS family of proteins and has validated a number of the SOCS proteins as important therapeutic targets. Amrad has identified a number of compounds from screening assays as potential inhibitors of SOCS proteins and these compounds are being reviewed as potential leads for the development of drug candidates. In addition, Amrad is currently evaluating various therapeutic RNA interference strategies for their ability to effectively control SOCS expression.

In order to maximise the value of the Company's key SOCS targets, Amrad is actively seeking a collaborative relationship with a partner possessing expertise that can build on Amrad's in-house skills, in particular in the areas of therapeutic RNA interference technology and related delivery strategies.

Pipeline Projects

In addition to the projects already described, Amrad is involved in a small number of carefully selected earlier stage projects. The purpose of these projects is to develop valuable new intellectual property and to provide Amrad with a pipeline of candidate targets and molecules suitable for future preclinical and clinical development. These projects are derived from collaborations with leading Australian scientists and research institutions and, where possible, costs are leveraged through research funding agencies such as the National Health and Medical Research Council (NHMRC) and the Australian Research Council (ARC).

Non-core Neurological Conditions Projects

In August 2004 Amrad announced the discontinuation of the development of drugs, including AM336 and AM36, for neurological conditions. These drugs had been in development for the treatment of uncontrolled chronic pain and stroke respectively. On 14 June 2005 a transaction was concluded with Biocomm Services and Monash University establishing a new Melbourne-based company, CNSBio Pty Ltd (CNSBio), which has expertise in the research and discovery of novel approaches to pain management. AM336 and AM36, together with two other compounds from Amrad's portfolio of neurological compounds, are the subject of an option licensing agreement with CNSBio.

Avexa Limited – Anti-infectives Business Demerger

On 7 September 2004 Amrad announced the demerger of the Company's anti-infectives portfolio. At the time of the demerger the primary focus of the anti-infectives portfolio involved the development of novel therapies for the treatment of major diseases including HIV/AIDS, hepatitis B and antibiotic-resistant bacterial infections. Avexa Limited, which listed on the Australian Stock Exchange on 23 September 2004, has successfully established its presence in the anti-infectives field of research and development with a fully operational, experienced and dedicated team of scientists. Amrad retains a 15.27 per cent shareholding in Avexa.

Therapeutic Monoclonal Antibodies

Background

What are antibodies?

Antibodies are specialised proteins produced by immune system B cells to help fight infection. The human body's immune system can generate billions of unique antibodies that each bind tightly to a single disease-specific target like a key and lock that fit together perfectly.

Antibodies can be depicted as Y-shaped molecules with two sticky ends that bind to the disease target to block its activity, see figure 2. Antibodies can also recruit cells or proteins of the immune system to help eliminate the target rapidly.

Why use antibody therapeutics?

Antibody therapeutics recognise a single target and are referred to as monoclonal antibodies. Monoclonal antibodies are ideal drug candidates because they are:

- natural proteins;
- long-lasting, so infrequent doses required; and
- highly target-specific, so few side effects can be expected.

Figure 2: Antibody blocks interaction between cytokine and its receptor



Cytokine binds to receptor
Antibodies
Cell
Antibodies block cytokine from binding to receptor
Legend
Cytokine
Cytokine receptor

Development

Monoclonal antibodies are usually generated in mice, but these mouse proteins are unsuitable for use as therapeutics. Technologies that convert mouse antibodies into human antibodies (chimeric or humanised antibodies) or that can generate fully-human antibodies in the laboratory are now available, see figure 3.

Fully-human antibodies can be made in two ways:

(1) Phage-display technology is used to select human antibody fragments that are then stitched into a complete human antibody framework using genetic engineering techniques. Amrad has accessed this technology through the Company's partnership with Cambridge Antibody Technology (UK).

(2) Transgenic mice that contain human rather than mouse antibody genes can be immunised and used to generate human antibodies. Hybridoma technology is used to immortalise the unique B cell making the selected antibody. This technology was accessed by the Company's partnership with Medarex Inc. (USA). See figure 4.

Figure 3: Different types of therapeutic antibodies



Mouse Antibody
Chimeric Antibody
Humanised Antibody
Human Antibody
Amrad in-house expertise
Amrad in collaboration with partners Cambridge Antibody Technology or Medarex Inc

Figure 4: Development of human antibodies using Medarex transgenic mice


Immunise Mouse
With Target
Human Antibody
Genes
Isolate
B Cells
Fuse
Generate
Hybridomas
Antibody
Factories
Myeloma
Fusion Partner
Screen for
Specificity
Target-Specific
Human Antibody

The Future

Amrad drug development and potential markets

Amrad scientists are currently developing human or humanised antibodies for the treatment of significant diseases in our community.

Product	Lead Disease Indication
GM-CSFRα* antagonist antibody (CAM 3001)	Rheumatoid Arthritis
IL-13Rα1* antagonist antibody	Asthma
VEGF-B* antagonist antibody	Cancer

**Amrad proprietary target.*

Drug development is time-consuming and risky, with many drug candidates not completing the drug development process. In this regard therapeutic antibodies have a number of advantages over traditional drugs (small molecule drugs, often taken orally in pill form). Therapeutic antibodies typically have a higher chance of successfully completing clinical trials and on average can complete clinical trials and receive marketing approval up to two years earlier than traditional drugs.[1]

Antibodies are successful therapeutics

Seventeen therapeutic monoclonal antibodies have been approved for sale since 1986, most in the last seven years.[2]

Therapeutic antibodies have proven to be highly effective drugs and have generated enormous sales for their developers. See table. The markets for each of the drugs listed below are expected to expand in the future if they receive regulatory approval for the treatment of additional diseases.

Drug	Current Treatment	2004 Sales[3]
Remicade®	Rheumatoid Arthritis and Chronic Inflammatory Diseases	A$3.8 billion
Humira®	Rheumatoid Arthritis and Chronic Inflammatory Diseases	A$1 billion
Avastin®	Colorectal Cancer	A$724 million (partial year)

Remicade® is a registered trademark of Centocor; Humira® is a registered trademark of Abbott Laboratories; Avastin® is a registered trademark of Genentech Inc.

1. *Data from the Tufts Center for the Study of Drug Development (USA); Reichert. Nature Reviews Drug Discovery 2003 2:695–702*
2. *Reichert and Pavlou. Nature Reviews Drug Discovery. 2004 3:383–4*
3. *www.i-s-b.net/business/rec_sales.htm, sales quoted in Australian dollars*

Corporate Governance

The Amrad Board is committed to maintaining the highest ethical standards and best practice in the area of corporate governance within the framework of the Australian Stock Exchange Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations (ASX Guidelines) to ensure the Company's business is conducted in the best interests of all stakeholders.

Shareholders

The Board is committed to delivering maximum share value to the Company's shareholders while maintaining high standards of employment and full compliance with relevant legislation; and meeting the Company's responsibilities to all stakeholders.

The Board recognises the importance of keeping shareholders fully informed of the Company's activities by providing relevant and useful information to all shareholders in a timely manner.

Shareholders play an integral role in the governance of the Company by electing Directors. At every Annual General Meeting (AGM) the longest serving third of the Board of Directors retires (excluding any Chief Executive Officer/Executive Director) and may seek re-election to the Board. New Directors appointed by the Board must also stand for election at the Company's next AGM.

The principal method of communicating to shareholders is through the Company's Annual Report, issued to all shareholders and posted on the Company's website. Company announcements are posted on the Company website and shareholders can register through the website to receive notification of all announcements made. In addition, through the Company's AGM, shareholders receive reports on Amrad's activities for consideration, and shareholders can participate by attending the meeting.

Role of the Board

The Board is responsible to shareholders for the performance of the Company and its overall corporate governance. This role encompasses the determination of Amrad's goals and strategic direction; and the provision of timely and accurate communications to shareholders.

The Board has established policies in respect of Board responsibilities and delegations of authority for the appropriate management of the Company's operations. The Board has also adopted management policies and procedures, addressing statutory financial reporting; Board and management financial reporting and controls; information technology security; contract management; management and staff performance reviews and remuneration; internal controls for business risk management; ethical standards; and occupational health and safety practices.

The Board is responsible for appointing the Chief Executive Officer and reviewing his or her performance. The Chief Executive Officer is responsible for the overall implementation and management of the policies and strategies established by the Board.

Board Composition

Amrad's Constitution specifies that the number of Directors shall not be less than three or more than nine. At present the Board comprises four Non-executive Directors and one Executive Director as follows:

Mr Ian Davis
Chairman
Appointed as a Director 22 April 2005 and Chairman 19 May 2005

Dr Andrew Nash
Chief Executive Officer/Executive Director
Appointed 25 August 2005

Ms Helen Cameron
Non-executive Director
Appointed 18 December 1997

Professor Silviu Itescu
Non-executive Director
Appointed 17 July 2003

Mr James MacKenzie
Non-executive Director
Appointed 22 April 2005

Mr Olaf O'Duill retired as Chairman on 16 October 2003 and resigned as a Non-executive Director on 21 October 2004; and the former Non-executive Director Mr Graeme Kaufman resigned on 22 April 2005.

Mr Bob Moses was appointed as a Non-executive Director on 21 May 2002 and elected Chairman on 16 October 2003. Mr Moses retired as Chairman and Non-executive Director on 19 May 2005.

The former Chief Executive Officer, Dr Peter Smith, who was appointed as Chief Executive Officer and an Executive Director on 16 October 2003, resigned on 19 May 2005. Amrad's Chief Scientific Officer, Dr Andrew Nash, was appointed Interim Chief Executive Officer on 19 May 2005 and Chief Executive Officer on 15 August 2005.



Amrad's policy governing Board composition requires the Chairman and a majority of the Board to be independent Non-executive Directors. In assessing independence, the Board has regard to the ASX Guidelines, and the independence of each Director is monitored by the Board on an ongoing basis in light of disclosed interests. To be considered independent in accordance with the ASX Guidelines a Non-executive Director may not have a material contractual relationship with the Company. The Board has determined that, from a quantitative perspective, the materiality threshold for independence is 5 per cent of the relevant contractual base amount. As at the date of this Annual Report the Board has determined that all Amrad Non-executive Directors are independent, other than Mr James MacKenzie, a non-executive director of Amrad's substantial shareholder, Fibre Optics (Australia) Pty Ltd.

The Board strives to ensure its composition includes an appropriate mix of expertise and experience relevant to Amrad's business activities, conducive to making expedient decisions in the best interests of the Company. The relevant skills, experience and expertise of each Board member are set out on page 14 of this Annual Report.

A formal performance evaluation for the Amrad Board and its members did not occur during the reporting period. However, the Board has reviewed Board composition and the skill set requirements for Board members. The Board is committed to future annual reviews of its performance, both individually and collectively, as well as annual reviews of key Company management against both measurable and qualitative indicators.

The Board recognises the importance of each Director's independent judgement in the Board decision-making process. As such, all Directors have access to independent professional advice at the Company's expense with the approval of the Chairman. Directors are also indemnified under the Company's Constitution, and in accordance with deeds of indemnity and insurance on terms approved by the Company's shareholders.

Board Committees

Two Board Committees facilitate the execution of the Board's responsibilities:

Corporate Governance and Nominations Committee

The role of the Corporate Governance and Nominations Committee is to address corporate governance matters and to source potential Directors. The members of this Committee during the period 1 July 2004 to 30 June 2005 were:

- Mr Ian Davis (Chairman), appointed 20 May 2005
- Ms Helen Cameron
- Professor Silviu Itescu
- Mr Bob Moses (Chairman), resigned 19 May 2005

The Directors attended one Committee meeting held during the above period. The Corporate Governance and Nominations Committee charter is posted on the corporate governance section of the Company's website.

Corporate Governance continued

Board Audit Compliance and Risk Management Committee

The Board Audit Compliance and Risk Management Committee (BACRMC) is responsible for all matters relating to the assets and financial affairs of the Company and its subsidiary companies, including internal and external audit issues. The specific responsibilities of the BACRMC include compliance with financial statutory reporting requirements; monitoring internal control systems; review and assessment of external audit matters; overseeing the independence of the Company's external auditors; review of Company insurance cover; risk management processes; and other matters referred by the Board. The BACRMC charter is posted on the corporate governance section of the Company's website.

The Board also requires the provision of written assurances in respect of the accuracy and compliance of Company finance reports by the Chief Executive Officer and the Director, Finance and Administration as part of the management sign-off process for the half year and full year Company financial statements.

As a result of Board composition changes during the reporting period, the Company has not fully complied with the ASX Guidelines at all times – in respect of the structure of the BACRMC in relation to the requirements for at least three members and a majority of Independent Directors. However, since 19 May 2005 the Company has satisfied the ASX compliance requirements: three Non-executive Directors sit as members of the BACRMC and the BACRMC now comprises a majority of independent Non-executive Directors. The members of the BACRMC during the period 1 July 2004 to 30 June 2005 were:

- Ms Helen Cameron (Chairman)
- Mr Graeme Kaufman, resigned 22 April 2005
- Mr James MacKenzie, appointed 19 May 2005
- Mr Ian Davis, appointed 19 May 2005

Five BACRMC meetings were held during the above period and details of Directors' attendances are set out on page 20 of this Annual Report.

Other committees

Having regard to the size of the Board and the nature and extent of the Company's requirements in relation to remuneration issues, the Board has determined that a Board remuneration committee is not currently warranted. All matters pertaining to the remuneration of the Board, management and employees are considered by the full Board of Directors.

Other sub-committees are established by the Board on an 'as needs' basis from time to time to monitor specific Company transactions and projects. In March 2004 the Board established a Share Buy-back Committee following the announcement of the Company's share buy-back program. The Share Buy-back Committee was disbanded on 4 April 2005 at the conclusion of the buy-back program. In June 2005 the Board Business and Corporate Development Sub-committee was established with a mandate to monitor product, technology and other business transaction opportunities; and to initiate the development of Company corporate and licensing strategies.

Ethical standards and compliance

Amrad prescribes ethical standards for employees for professional conduct and for dealings with the business community, the public and with other employees.

The Company has adopted policies and guidelines in the context of both the applicable legislation and accepted community standards. The Board has determined not to implement a separate code of conduct in respect of these matters, but rather to articulate the Company's requirements for standards of conduct in individual policies dealing with relevant issues including confidentiality; conflicts of interest; fraud risks; employee discrimination and harassment; and trading in Company securities.

Trading of Company Securities by Directors and Employees

Company policy prohibits the trading of Company securities by Directors and employees whilst they are in possession of price-sensitive information. A summary of Amrad's policy in respect of this matter is posted on the corporate governance section of the Company's website.

Market Disclosure

As a public listed company, Amrad is required to comply with ASX Listing Rules continuous disclosure obligations, as complemented by the Corporations Act disclosure requirements and the ASX and AusBiotech draft Code of Best Practice. A summary of Amrad's policy in respect of this matter and continuous disclosure procedures is posted on the corporate governance section of the Company's website.

Company Auditor

KPMG has been Amrad's external auditor since the Company was incorporated in 1986. KPMG meets at least four times each year with the Board Audit Compliance and Risk Management

Committee and is given the opportunity to meet with Amrad Directors without management in attendance. A representative from KPMG attends Amrad's AGM.

Information on procedures for the selection and appointment of Amrad's external auditor is posted on the corporate governance section of the Company's website.

Risk Management

The risks associated with Amrad's business are wide-ranging and include the following:

- long lead times and high costs involved in R&D, with no guarantee of success;
- complex government and health regulations which are subject to change;
- uncertainty in obtaining approval to market a pharmaceutical product;
- the high level of funding required over a long period of time; and
- securing rights to technology and patents as an integral part of obtaining potential product value.

Shareholder value analysis is considered by the Board to be integral to the management of Amrad's business and its related risks, with the objective of maximising shareholder returns over time.

The consideration and approval by the Board each year of the Company strategy, business plans and financial budgets involve identification of significant risks, and the implementation of appropriate strategies to deal with them. Following the adoption of the Company's strategic risk management framework, the Company has implemented a risk management plan which is monitored by management and generally reviewed by the Board and management on an annual basis, as part of the overall annual Company strategy review. The Board also receives monthly detailed reports and briefings by management on the Company's financial performance; research and development programs; and business development activities. Occupational health, safety and rehabilitation reports are also submitted by management and monitored by the Board on a regular basis. New legislative developments impacting on the Company's operations and its employees including the Victorian Occupational Health and Safety Act (which became effective on 1 July 2005) and Federal Government industrial relations reforms are monitored by the Company's General Counsel and Occupational Health & Safety Committee.

Executive Remuneration

Company remuneration policies and practices, including details of shares and/or options issued under Amrad's Employee Share Ownership Plan and/or the Key Employee Share Option Plan, are set out in the Remuneration Report on pages 23 to 31 of this Annual Report. Copies of the share and option plans are posted on the corporate governance section of the Company's website. Particulars of the remuneration of the Company management executives including the former Chief Executive Officer, Dr Smith and the former Interim Chief Executive Officer, Dr Nash, for the period 1 July 2004 to 30 June 2005, including all monetary and non-monetary components, are set out in the Remuneration Report on page 27 of this Annual Report.

Non-executive Directors' Remuneration

Remuneration of Non-executive Directors is determined in aggregate by shareholders in general meeting. The Board of Directors determines individual fees within the current $500,000 aggregate level, having regard to the number of Directors and their respective roles and responsibilities.

The Non-executive Director Share Plan, established by the Company in November 2000, was terminated by the Board, effective 30 June 2005. Amrad Non-executive Directors' remuneration is limited to Directors' fees and a contribution to superannuation. Particulars of the remuneration of each Amrad Non-executive Director for the period 1 July 2004 to 30 June 2005, including all monetary and non-monetary components and details of the former Directors retirement allowance scheme, are set out in the Remuneration Report on page 27 of this Annual Report.

Amrad Directors



Mr Ian R Davis
Non-executive Chairman
LLB (Hons)

Mr Ian Davis was appointed a Non-executive Director of the Company on 22 April 2005 and Chairman on 19 May 2005. He is a senior partner and was previously chairman of the international law firm, Minter Ellison, and has had extensive experience in the corporate and commercial areas of law in which he practices. Mr Davis is chairman of MaxiTRANS Limited; a non-executive director of Central Equity Limited and Baxter Group Limited; a director of the International Diabetes Institute and chairman of the Produce Grocery Industry Code Administration Committee. Mr Davis is a former non-executive director of Circadian Technologies Limited.



Dr Andrew Nash
Chief Executive Officer &
Executive Director BSc (Hons) PhD (Melb)

Dr Andrew Nash was appointed Chief Executive Officer of the Company on 15 August 2005 and an Executive Director of the Company on 25 August 2005. In 1996 Dr Nash was recruited by Amrad as a senior scientist to work in the Company's Cytokine Research Program. He was subsequently appointed Program Manager in 1997; Director of Biologicals Research in 2002; and Chief Scientific Officer in 2004. On 19 May 2005 Dr Nash was appointed Interim Chief Executive Officer of the Company. Dr Nash has been directly responsible for the management of Amrad's portfolio of projects, several of which have been partnered with international pharmaceutical and biotechnology companies, delivering significant revenue streams to the Company and generating lead compounds expected to enter clinical trials within the next 12-18 months.

Prior to joining Amrad, Dr Nash established and led a large research team focused on the role of growth factors and cytokines in animal and human health at The University of Melbourne Centre for Animal Biotechnology. This research resulted in a number of patent filings and publications in peer-reviewed scientific journals. In 2000 Dr Nash was appointed as an Honorary Fellow at the Department of Pharmacology, The University of Melbourne.



Ms Helen Cameron
Non-executive Director
BSc, MBA, FTCL

Ms Helen Cameron is a professional company director with many years experience in corporate finance, both in public companies and equity capital markets. Prior to becoming a company director she was a financial analyst and associate director of Deutsche Bank and was Head of Research at BNP Equities (Australia) Limited. Ms Cameron has held senior management positions with National Foods Limited and Burns Philp & Co Ltd. She is currently a director of Avexa Limited, Rural Industries Research & Development Corporation and the family investment company Calisar Pty Ltd. She has held directorships with a number of other organisations, including TDG Logistics; BBY Limited; Foodbank NSW; Foodbank Australia; Grains Research & Development Corporation; the CRC for Sustainable Rice Production; and the Sydney Catchment Authority.
Ms Cameron is an occasional lecturer in corporate governance at the Company Secretaries Institute in NSW.





Professor Silviu Itescu
Non-executive Director
MBBS (Hons), FRACP, FACP, FACR

Professor Silviu Itescu is currently Professor of Medicine at the University of Melbourne and Director of Transplantation Immunology at Columbia University's New York – Presbyterian Hospital in New York. He is also a director of Ambri Ltd and Mesoblast, Ltd. Professor Itescu received his speciality training in Internal Medicine and Immunology/Rheumatology at New York University. He has established an outstanding international reputation in the fields of immunology, autoimmune diseases, organ transplantation and heart failure. In these areas of focus he has gained broad experience, from basic research in the laboratory through to new drug development and clinical evaluation. Most recently he has pioneered novel approaches to using adult stem cells for the treatment of heart disease, and is leading collaborative trials in this area. Professor Itescu is a member of numerous national and international scientific bodies and professional societies, has consulted globally for many international pharmaceutical companies, and has been an advisor to biotechnology and health care investment groups.

Mr James A C MacKenzie
Non-executive Director
BBus, FCA, FAICD

Mr James MacKenzie was appointed a Non-executive Director of the Company on 22 April 2005. He is currently chairman of the board of management of the Victorian WorkCover Authority and the Victorian Transport Accident Commission. He is a director of the Mirvac Group; Circadian Technologies Limited; Victorian Major Events Company Limited; and a member of the school council of St Catherine's School. Mr MacKenzie has served as a director of a number of public companies listed on stock exchanges both in Australia and overseas and previously held the positions of Managing Director, Funds Management and Insurance at the ANZ Banking Group; and Chief Executive Officer of both Norwich Union Australia and the TAC. He has been a director of prominent funds management companies: Paladin Australia Limited, Portfolio Partners Limited and the Victorian Funds Management Corporation. A chartered accountant by profession, Mr MacKenzie was also a partner in the Melbourne and Hong Kong offices of an international accounting firm now part of Deloitte, and remains actively involved with Deloitte as a consultant. He is a Fellow of both the Institute of Chartered Accountants in Australia and the Australian Institute of Company Directors.

Concise Financial Report

For the year ended 30 June 2005

The financial statements and other specific disclosures have been derived from the full financial report of Amrad Corporation Limited and its controlled entities (consolidated entity) for the financial year. Other information included in the concise financial report is consistent with the consolidated entity's full financial report.

The concise financial report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

A copy of the consolidated entity's 2005 Annual Report, including the independent audit report, is available to all shareholders, and will be sent to shareholders without charge upon request. The 2005 Annual Report can be requested by telephone (Australia: (613) 9611 5711) and by internet at amrad.com.au

Directors' Report

For the year ended 30 June 2005

The Directors present their report together with the financial report of Amrad Corporation Limited (the Company) and of the consolidated entity, being the Company and its controlled entities, for the year ended 30 June 2005 and the auditor's report thereon.

Principal Activities

The principal activity of the consolidated entity during the course of the financial year was the development and commercialisation of pharmaceutical programs and projects. The business encompasses the conduct of pharmaceutical research, development, intellectual property protection and commercialisation with the aim of discovering and developing human pharmaceutical products for sale in world markets.

Operating and Financial Review

The consolidated entity recorded an operating profit of $1,124,000 for the financial year ended 30 June 2005 before bringing to account the operating loss of Avexa Limited prior to its demerger in September 2004 and the write down of the Company's investment in Avexa Limited since demerger. After taking these two factors into account the consolidated result for the year was a loss of $1,622,000.

The Company also recorded a positive cash flow for the year after allowing for the $12 million demerged to Avexa Limited. From a $60 million cash position at the start of the financial year, the Company:

- demerged $12 million to Avexa Limited;
- made a further subsequent investment in Avexa Limited of $1 million;
- as part of its capital management programme bought back and cancelled share capital to the value of $1.7 million; and
- collected the final instalment of $3 million deferred consideration from the prior year property sale.

The key determinants within this operating result are the achievement of one more Merck, Sharp and Dohme (Australia) Pty Ltd (Merck) milestone, the final Serono milestone and the demerger of Avexa Limited, all of which are discussed in greater detail below, together with the return on funds under management and further tightening of cost control.

The exclusive licence agreement with major global pharmaceutical company Merck delivered milestone revenues for the 2005 year of AUD$4.0 million (2004: AUD$8.1 million). The Merck project has made significant progress during the 2005 year and cumulative project revenues at 30 June 2005 stood at US$14 million.

The Company also received the next and final milestone from Serono for the terminated Emfilermin infertility project, and this resulted in licence and royalty revenue of $2.1 million.

The demerger of the Amrad anti-infectives business was successfully concluded during the first half-year with Avexa Limited being listed as a stand-alone entity on the Australian Stock Exchange on 23 September 2004. Further details are provided under the heading 'Corporate Structure'.

The return on invested funds under management for the year of $5,317,000 represents an improvement of $1,192,000 over the previous year and reflects a strong performance by both fund managers for the year within the clearly defined risk investment parameters imposed by the Company's treasury policy.

The continuing focus on cost control and prioritisation of research and development expenditure resulted in a further reduction in overall costs comparable to the prior period. A summary of the status and development of the project portfolio is provided below.

Directors' Report continued

Drug Development

The advanced portion of Amrad's portfolio comprises five compounds at various stages of preclinical and clinical development.

Project: IL-13R alpha 1 antibody – a new approach to treating asthma

Amrad's IL-13 receptor antibody project is partnered with Merck which is responsible for all clinical development and marketing. Initial development is focused on asthma, however consideration is being given to additional indications. As announced by Amrad in August 2005, Merck has selected an optimised lead therapeutic antibody for full preclinical development.

In a deal worth potentially US$112 million plus royalties, Amrad received US$5 million on signing the agreement with Merck in June 2003 and to date has received a further US$9 million in milestone payments, bringing the total received to date to US$14 million.

Project: GM-CSFR antibody – a new treatment for rheumatoid arthritis

Amrad's GM-CSF receptor antibody project is partnered with Cambridge Antibody Technology (CAT) on a 50/50 cost/profit share basis. Under the terms of the collaboration Amrad and CAT intend to co-develop an antibody against the GM-CSF receptor until the end of Phase II clinical trials. Excellent progress has been made and a lead antibody (designated CAM-3001) has been selected. Preliminary safety studies have commenced and scale-up of production ahead of formal preclinical studies is underway.

Project: VEGF-B antagonists – a novel approach to the treatment of cancer and inflammation

Amrad and the Ludwig Institute for Cancer Research recently strengthened their pre-existing collaboration to better coordinate research, development and commercialisation activities in relation to VEGF-B. Antibodies against VEGF-B are presently being assessed in animal models of cancer and rheumatoid arthritis (RA) in order to demonstrate their therapeutic utility prior to progressing the project into development.

Project: VEGF-B gene and protein therapies – a new treatment for cardiovascular disease

Amrad has already generated substantial evidence supporting the potential application of the VEGF-B gene and protein in vascular disease and is presently strengthening this data package with a view to seeking a partner with specific expertise in the development of novel therapies for cardiovascular disease.

Suppressors of cytokine signalling (SOCS) – a new strategy for the modulation of cytokine signalling

Amrad's SOCS research program has clearly defined the function and biological importance of the SOCS family of proteins and has validated a number of the SOCS proteins as important therapeutic targets. Amrad has identified a number of compounds from screening assays as potential inhibitors of SOCS proteins and these compounds are being reviewed as potential leads for the development of drug candidates. In addition, Amrad is currently evaluating various therapeutic RNA interference strategies for their ability to effectively control SOCS expression.

In order to maximise the value of the Company's key SOCS targets, Amrad is actively seeking a collaborative relationship with a partner possessing expertise that can build on Amrad's in-house skills, in particular in the areas of therapeutic RNA interference technology and related delivery strategies.

Capital Structure

During the financial year the Company continued and concluded its on-market share buy back. Under the requirements of such a scheme the Company is only allowed to acquire and cancel up to 10 per cent of its own shares in a 12 month period. During the financial year, 3,323,673 shares were acquired and subsequently cancelled at an aggregate cost of $1,692,713 and average buy back price of $0.509 per share, thereby reducing the share capital on issue at the end of the financial year from an opening figure of 128,500,000 shares to 125,176,327 shares and $136,450,714 (2004: $147,743,427). There has been no share capital activity since the reporting date and up to the date of this report.

Corporate Structure

Amrad Corporation Limited is a company limited by shares that is incorporated and domiciled in Victoria, Australia. Amrad Corporation Limited has prepared a consolidated financial report incorporating the entities that it controlled during the financial year, which are outlined in the following illustration of the group's corporate structure.



Amrad Corporation Limited
Amrad Developments Pty Ltd
Lessor of fixed assets
Amrad Operations Pty Ltd
R&D Operating entity
Burnley Property Pty Ltd
Non-trading former property holder

All subsidiaries are 100 per cent owned.

Avexa Limited was a wholly owned entity on 1 July 2004 but was subsequently demerged, effective from 7 September 2004. The demerger of the Amrad anti-infectives business was successfully concluded during the first half-year culminating in Avexa being listed as a stand-alone entity on the Australian Stock Exchange on 23 September 2004. Avexa losses of $722,766 have been consolidated during the period of 100 per cent ownership and control and are non-recurring losses.

Amrad retained an initial 19.99 per cent investment in Avexa at a cost of $4.8 million and invested a further $1 million as part of an Avexa capital raising. Amrad's post-capital-raising holding in Avexa is 21,062,000 shares representing 15.27 per cent of issued share capital acquired at a total cost of $5.8 million. As at 30 June 2005, an expense and provision of $2,746,010 has been recorded against the cost of the investment to reflect the market value of the shares at that date of $0.145.

Directors

The Directors of the Company at any time during or since the end of the financial year are:

Name, Qualification and Independence Status	Age	Experience and Special Responsibilities	Listed Company Directorships in Past Three Years and Period Held
Mr I R Davis Chairman and Non-executive Director	59	Non-executive Director and Deputy Chairman appointed on 22 April 2005. Appointed Chairman, a member of the Audit Committee and Chair of the Corporate Governance and Nominations Committee on 19 May 2005.	MaxiTrans Industries Ltd – chairman and Director since 1994 Circadian Technologies Ltd – director from 1985 to 26 April 2005 Central Equity Ltd – director since December 2003 Baxter Group Ltd – director since December 2004
Mr J A C MacKenzie Non-executive Director	53	Non-executive Director appointed on 22 April 2005. Appointed a member of the Audit Committee on 19 May 2005.	Mirvac Group – director since January 2005 James Fielding Group – director from May 2001 to January 2005 Medaire Inc – director from May 2004 to July 2005 Child Care Centres of Australia Ltd – director from August 2002 to July 2004

Name, Qualification and Independence Status	Age	Experience and Special Responsibilities	Listed Company Directorships in Past Three Years and Period Held
Ms H A Cameron MBA, BSc, FTCL Independent Non-executive Director	51	Non-executive Director since 18 December 1997. Chair of Audit Committee and member of Corporate Governance and Nominations Committee.	Avexa Limited – director since 6 May 2004 and chairman from 6 May 2004 to 7 September 2004
Prof S Itescu MBBS Hons, FRACP, FACP, FACR Non-executive Director	48	Non-executive Director appointed on 17 July 2003. Appointed a member of Corporate Governance and Nominations Committee on 17 July 2003.	Mesoblast Limited – director since 8 June 2004 Ambri Limited – director since 18 September 2003

- Dr P M Smith resigned as Chief Executive Officer and Executive Director on 19 May 2005. Dr Smith worked a period of notice which concluded on 1 July 2005.
- Mr R W Moses retired as Chairman and Non-executive Director on 19 May 2005.
- Non-executive Director Mr O B O'Duill retired by rotation at the Company's Annual General Meeting held on 21 October 2004.
- Non-executive Director Mr G R Kaufman resigned on 22 April 2005.

Company Secretary

Ms R M Fry (LLB., GDLP (SA)) has been the Company Secretary of Amrad Corporation Limited since 4 May 1999. Prior to holding this position Ms Fry held the role of Corporate Counsel and in November 2000 was appointed as the Company's General Counsel and Company Secretary.

Directors' Meetings

The number of Directors' meetings (including meetings of committees of Directors) and number of meetings attended by each of the Directors of the Company during the financial year are:

Director	Board Meetings		Audit Committee Meetings		Corporate Governance and Nominations Committee Meetings	
	Attended	Held (ii)	Attended	Held (ii)	Attended	Held (ii)
Current						
Mr I R Davis (i)	3	5	1	1	1	1
Mr J A C MacKenzie	5	5	1	1		
Ms H A Cameron	17	18	4	4	1	1
Prof S Itescu	13	18			1	1
Former						
Mr R W Moses	15	15				
Dr P M Smith	15	15				
Mr O B O'Duill	4	4				
Mr G R Kaufman	13	13	3	3		

(i) Mr Davis was granted a leave of absence for the two meetings not attended during his period of office.

(ii) Represents the number of meetings held during the time that the Director held office. Appointment and retirement dates are provided in the 'Directors' table above.

Throughout the financial year Ms H A Cameron was Chair of the Board Audit Compliance and Risk Management Committee (referred to throughout this financial report as the Audit Committee) the role of which is to give the Board of Directors assurance regarding the quality and reliability of financial information prepared for use by the Board in determining policies or for inclusion in the financial report. Mr G R Kaufman was a member of this Committee until 22 April 2005. Mr I R Davis and Mr J A C MacKenzie were appointed to the Committee on 19 May 2005.

From the commencement of the financial year to 19 May 2005 Mr R W Moses was Chair of the Corporate Governance and Nominations Committee, the role of which is to review and provide advice to the Board of Directors on corporate governance matters and to review the mix of skills of the Board of Directors and conduct the process of searching for new Directors. Mr I R Davis was appointed Chair of this Committee on 19 May 2005. Prof S Itescu was a member of this Committee throughout the financial year.

Directors' Interests

The relevant interest of each Director in the share capital of the Company, as notified by the Company to the Australian Stock Exchange in accordance with S205G(1) of the Corporations Act 2001, as at the date of this report is shown in the following table.

Shares acquired under the Plan* as disclosed in the following table have full dividend and voting rights but are restricted in their disposal until the earliest of the fifth anniversary of their purchase; the holder ceasing to be a Director of the Company; or the occurrence of a change in control of the Company as defined.

	The Company	
	Ordinary Shares	Ordinary Shares Acquired Under the Plan
	Number	Number
Mr I R Davis	200,000	-
Mr J A C MacKenzie	50,000	-
Prof S Itescu	-	34,253
Ms H A Cameron	-	28,325

* *The Plan in the above table refers to the former Non-executive Director Share Plan described in detail in the Remuneration Report. The Plan was only applicable to Non-executive Directors. There are no options on issue to Non-executive Directors.*

Dividends

The Directors do not recommend a dividend be paid or declared by the Company for the year. Since the end of the previous financial year no dividend has been paid.

Environmental Regulation

The consolidated entity's operations are not subject to any significant environmental regulations under either Commonwealth or State legislation. The Directors believe that the consolidated entity has adequate systems in place for the management of its environmental requirements and are not aware of any breach of those environmental requirements as they apply to the consolidated entity.

Significant Changes in the State of Affairs

Other than the impact of the demerger of Avexa Limited as detailed in Note 11 to the financial statements, there have been no significant changes in the state of affairs of the Company or the consolidated entity during the financial year under review.

Events Subsequent to Reporting Date

On 15 August 2005 the Company announced the appointment of Dr Andrew Nash as Chief Executive Officer. 400,000 options to acquire ordinary shares with an exercise price of $0.84 have been cancelled since the reporting date and up to the date of this financial report. Other than the above, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

Likely Developments

Information about likely developments in the operations of the consolidated entity and the expected results of those operations in future financial years has not been included in this report because disclosure of the information would be likely to result in unreasonable prejudice to the consolidated entity.

Directors' Report continued

Non-audit Services

The following non-audit services were provided by the Company's auditor, KPMG during the financial year. The Directors are satisfied that the provision of non-audit services is compatible with the general standard for independence imposed by the Corporations Act 2001 and with the Company's own Auditor Independence Policy. The nature and scope of each of the non-audit services provided means that auditor independence was not compromised.

KPMG received or is due to receive the following amounts for the provision of the following services:

Statutory audit services	$52,500
Tax compliance services	$23,450
Other assurance services	$14,500
Total	$90,450

Indemnification and Insurance of Officers

Indemnification

The Company has agreed to indemnify the following current Directors: Mr I R Davis, Ms H A Cameron, Prof S Itescu and Mr J A C MacKenzie, against liability arising as a result of a Director acting as a Director or other officer of the Company. The indemnity includes a right to require the Company to maintain directors' and officers' insurance that extends to former Directors. The indemnity provided by the Company is an unlimited and continuing indemnity irrespective of whether a Director ceases to hold any position in the Company.

Insurance Premiums

Since the end of the financial year, the Company has paid insurance premiums in respect of directors' and officers' liability insurance for current and former Directors and officers including Executive Officers of the Company and directors and officers of the Company's controlled entities. The Directors have not contributed to the payment of the policy premium. The policy prohibits disclosure of the premium.

The directors' and officers' liability insurance policy covers the Directors and officers of the Company and its controlled entities against loss arising from any claims made against them during the period of insurance (including company reimbursement) by reason of any wrongful act committed or alleged to have been committed by them in their capacity as Directors or officers of the Company or its controlled entities and reported to the insurers during the policy period or, if exercised, the extended reporting period.

Lead Auditor's Independence Declaration Under Section 307C of the Corporations Act 2001

The lead auditor's independence declaration forms part of the Directors' Report for the year ended 30 June 2005 and is set out on page 32.

Rounding Off

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and Directors' Report have been rounded off to the nearest thousand dollars, unless otherwise stated.

Dated at Melbourne this 29th day of August, 2005. This report is made with a resolution of the Directors.

Mr I R Davis
Chairman

Remuneration Report

This report outlines the remuneration arrangements in place for Directors and senior executives of the Company. Sections contained herein have been subject to audit unless otherwise noted.

(a) Directors' and Senior Executives' Remuneration

The Corporate Governance and Nominations Committee, comprising Non-executive Directors of the Company, is responsible for making recommendations to the Board on remuneration policies and packages applicable to Directors and Senior Managers of the Company and group executives of the consolidated entity. The broad remuneration policy for Directors and Senior Management is to ensure the remuneration package appropriately reflects the person's duties and responsibilities, and that remuneration levels are competitive in attracting, retaining and motivating people who possess the requisite level of skill and experience. Incentives are provided to Senior Managers for the achievement of individual and strategic objectives with the broader view of creating value for shareholders.

(b) Fixed Remuneration for Employees

Fixed remuneration consists of a base remuneration package, which includes Fringe Benefits Tax calculated on any salary-packaging arrangements and employer contributions to superannuation funds.

Fixed remuneration levels for staff are reviewed annually by the Senior Management group (being the Executive Officers listed in the table on page 27), referred to as the Amrad Management Group (AMG), through a process that considers the employee's personal development, the key performance indicators (KPIs) for the forthcoming year, industry benchmarks (wherever possible) and CPI data. Recommendations for staff are given by the AMG to the Chief Executive Officer (CEO) for approval.

KPIs are individually tailored by the AMG for every employee each year, and reflect an assessment of how that employee can fulfil their particular responsibilities in a way that best contributes to Company performance and shareholder wealth in that year. KPIs and remuneration levels are set for the AMG by the CEO and for the CEO by the Board adopting the same process as that adopted for staff, with close alignment to each individual's role and responsibility within the organisation and in conjunction with the strategic objectives of the consolidated entity.

(c) Performance-linked Remuneration

All employees other than Non-executive Directors may receive incentive payments and share options based on the achievement of specific goals related to (i) performance against individual KPIs as assessed by the AMG, and (ii) the performance of the consolidated entity as a whole, as determined by the Directors, based on a range of factors. These factors include traditional financial considerations such as operating performance; cash consumption; movements in the Company's share price; and deals concluded; and also industry-specific factors relating to the advancement of the project portfolio; introduction of new projects to the portfolio; and collaborations and relationships with scientific institutions, third parties and internal employees.

Employment contracts for staff other than middle management provide for incentive remuneration of up to 10 per cent of their total fixed remuneration package (although higher incentive remuneration payments may be made at the Board's discretion). Typically incentive remuneration is split 50 per cent on personal performance and 50 per cent on Company performance.

The Board at its sole discretion determines the total amount of performance-linked remuneration payable as a percentage of the total annualised salaries for all employees employed as at the end of the financial year (with pro rata reductions to the annualised salary made for any employee not employed for the entire financial year). Once the Board has determined the total performance-linked remuneration payable across the Company, AMG members assess the performance of each individual staff member within their department, relative to that staff member's KPIs, and decide how much performance-linked remuneration should be paid to that person.

The AMG members have full discretion to award individual employees in excess of or less than the performance-linked remuneration percentage determined by the Board, dependent upon their assessment of the employee's performance for the financial year, provided that the overall amount payable within the AMG member's department remains within the stated percentage.

The CEO makes a recommendation annually to the Board in respect of incentive remuneration for the AMG based on the same principles and processes as those adopted for all staff.

Remuneration Report continued

The Board similarly reviews the performance of the CEO and resolves accordingly on the appropriate level of performance incentive to be paid. Contractual arrangements with the CEO for the financial year ended 30 June 2005 were that the CEO would be entitled to an incentive payment if the Board determined that the KPIs set for the CEO had been met. The performance year for the CEO prior to resignation was from 16 October 2004 to 15 October 2005. The amount of any incentive payment was contractually prescribed to be (i) between 1 per cent and 25 per cent of the fixed remuneration package for the CEO if some, but not all, of the KPIs had been met, or (ii) between 25 per cent and 50 per cent of the base remuneration package if all of the KPIs had been met or exceeded.

Incentive payments are made before the end of August in the year following the financial year performance review period. The CEO in consultation with the AMG has the discretion to recommend the offer of options to acquire ordinary shares to any member of staff in recognition of exemplary performance. Such options are likely to vest immediately upon issue, given that they are issued as a reward for past performance rather than as a long term incentive. Any issue of options proposed as incentive remuneration requires approval by the Board and is subject to the option limits imposed by the Corporations Act 2001.

Historically shares have also been issued as part of incentive payment arrangements under the Amrad Employee Share Ownership Plan however there has been no activity under this scheme in either of the last two financial years.

There is no absolute linkage between performance-linked remuneration and the Company's share price as a number of other factors are also taken into consideration, however share price movements are a key factor considered when assessing the Company performance component of performance-linked remuneration.

Both performance-linked and fixed remuneration are determined on an annual basis and so do not directly take into account personal and Company performance for periods before the 12 month period under consideration. However an individual's KPIs are set against the background of that individual's historical performance, and Company performance for a particular year is assessed against the background of the Company's performance in previous years; in this way the historical performance of both individuals and the Company is indirectly taken into account when fixing remuneration.

(d) Performance Management and Development System - Unaudited

The consolidated entity adopts a Performance Management and Development System (PMDS) which is underpinned by the following mission statement for all employees:

- Quality and Excellence
  In our people and achievements
- Honesty and Integrity
  In all things we do
- Ingenuity and Innovation
  Thinking outside the square
- Commitment and Perseverance
  To achieve the objectives
- Entrepreneurship
  Exploiting opportunities

The objectives of the PMDS are as follows:

- Improvement of the quality of work, efficiency and productivity of all staff through continual skills improvement and through gaining new skills and knowledge.
- Recognition of current skills held against identified core competencies.
- Development and implementation of training plans relevant to Amrad's business needs.
- Identification of career streams for all employees, outlining their progression from current skills levels as training and 'on-the-job' learning is implemented.
- Development of a training/development process that provides 'mobility' of skills that supports sound succession-planning processes.

At the beginning of each financial year, individual and team performance for the previous year is assessed for every employee by their line manager, and new objectives set for the forthcoming year. These objectives include department- and project-specific objectives together with individual stretch objectives (challenging, realistic and personal development objectives tailored to the employee's role within the organisation). Measurement, management support, target dates and training course requirements are all set. Progress against the objectives is reviewed during the year and percentage achievement concluded at the end of the year, whereupon the cycle recommences. The outputs of this process form the basis of the assessment of the individual's personal incentive remuneration.

(e) Contractual Arrangements

The following contractual arrangements exist in respect of each executive employed by the consolidated entity under a contract as at 30 June 2005. An objective of the Corporate Governance and Nominations Committee for the forthcoming year is to standardise the terms and conditions of employment for the AMG which, to date, have been subject to individual negotiations and therefore contain a number of inconsistencies across the management group.

None of the following Executive Officers is employed under a fixed term contract. Each contract is terminable by either the employee or the employer by the giving in writing of the notice period as stated.

	Employed Under Contract	Period of Notice Under Contract	Termination Payments Under Contract
Executive Officers (excluding Directors)			
The Company			
Current			
Ms R M Fry (Company Secretary)	Yes	3 months	None
Mr A M Boyd	Yes	3 months	None
Consolidated			
Current			
Ms R M Fry (Company Secretary)	Yes	3 months	None
Mr A M Boyd	Yes	3 months	None
Dr P L C Keep	Yes	1 month	None
Dr A D Nash	Yes	1 month	None
Dr D E Crump	Yes	1 month	None

(f) Long-Term Incentive

From time to time Board approval may be sought for the issue of options to acquire ordinary shares to staff and the AMG as a means of providing a long term incentive for performance and loyalty. Any such options are issued under the Amrad Key Employee Share Option Plan (KESOP).

Historically, options issued under the KESOP have had performance hurdles attached, however for the options issued over the last two years, the setting of an exercise price significantly higher than the market share price has been the effective performance hurdle adopted by the Board in setting the option parameters.

In order to give the incentive a medium- to long-term impact, the options have a five year life and a vesting profile as follows:

- Nil vesting within 12 months of issue.
- 40 per cent vesting between one and two years of issue.
- 20 per cent vesting between two and three years of issue.
- 20 per cent vesting between three and four years of issue.
- 20 per cent vesting between four and five years of issue.

(g) Other Benefits

In addition to the fixed and at-risk remuneration, the Company provides salary continuance cover for its permanent employees engaged in more than 20 hours work per week and pays the administration fees for employees participating in the Aon Master Trust superannuation fund. The Company made a historical commitment to provide insurance for salary-packaged motor vehicles and whilst this practice ceased in the 2003 financial year, the Company continues to honour its insurance commitment for the four remaining vehicles that were subject to salary packaging arrangements at the time of cessation of this benefit. The finance lease and associated insurance commitment for each of these vehicles expires during the 2006 financial year.

The value for Other Benefits in the remuneration tables represents the value of motor vehicle costs salary-packaged by the Executive.

(h) Director Remuneration

The Constitution of the Company and the ASX Listing Rules specify that the aggregate remuneration of Non-executive Directors shall be determined from time to time by a general meeting. An amount not exceeding the amount approved by shareholders is then divided between the Directors as agreed by the Board. The latest determination was at the 2003 Annual General Meeting, when shareholders approved an aggregate remuneration not exceeding $500,000 per annum.

Non-executive Directors do not receive performance-related remuneration, and the structure of Non-executive Director and Senior Management remuneration is separate and distinct. Non-executive Directors do not have contracts of employment but are required to agree to be bound by the Board policies of Amrad Corporation Ltd. These Board policies do not prescribe how remuneration levels for Non-executive Directors are modified from year to year. Remuneration levels are reviewed by the Board each year taking into account cost of living changes, changes to the scope of the roles of the Directors, and any changes required to meet the principles of the overall Board policies.

Directors' base fees are currently $50,000 per annum with $100,000 for the role of Chairman. Additional remuneration for the Chairman of the Board Audit Compliance and Risk Management Committee is $10,000 per annum with $5,000 for members of that Committee whereas the figures are $6,000 and $3,000 respectively for the Corporate Governance and Nominations Committee.

(i) Directors' and Executive Officers' Remuneration Tables

Details of the nature and amount of each major element of the remuneration of each Director of the Company and each of the named Executive Officers of the Company and the consolidated entity receiving the highest remuneration for the period that the Director or Executive Officer held that position during the current financial year and comparative year are shown in the following tables.

There has been no exercise of options during either financial year. There is no component of the values recorded in the following tables under the heading 'Shares and Options issued' that relates to options that have lapsed during the financial year.

Amounts recorded under the heading of 'Bonus/Incentive' represent at-risk components of remuneration and relate to individual and Company performance for the previous financial year but awarded in the ensuing financial year.

Amounts recorded for Directors under the 'Shares and Options issued' column represent shares acquired under the Non-executive Director Share Plan details of which are provided later in this report.

Details of the consolidated entity's policy in relation to the proportion of remuneration that is performance-related are provided earlier in this report. For the individuals named in the Directors' and Executive Officers' remuneration tables, details of their service contracts are provided earlier in this report.

Remuneration in the following tables is provided for the full financial year unless otherwise stated. Undisclosed insurance premiums paid by the Company for directors' and officers' liability insurance have not been allocated against individual Directors and Executive Officers.

Dr Smith resigned as a Director and CEO on 19 May 2005 but served a period of notice that ended on 1 July 2005. Remuneration for Dr Smith is recorded in the following 2005 remuneration table as an Executive Director for the period from 1 July 2004 to 19 May 2005 and as an Executive Officer from 20 May 2005 to 30 June 2005. The incentive payment and fair value of options issued to Dr Smith have both been recorded wholly as remuneration in the capacity of Executive Director, whilst the percentage remuneration applicable to incentives and options pertains to Dr Smith's entire remuneration for the year. In July 2005 and in accordance with his contract of employment, Dr Smith received a payment in lieu of notice covering the period from 1 July 2005 to 18 November 2005 of $139,578 and an incentive payment for performance to 19 May 2005 of $53,087. These amounts have been accrued in the 2005 financial year but have been excluded from the remuneration table given that his tenure as an Executive Officer did not end until 1 July 2005.

2005	Primary			Post	Equity	Other Compensation	
	Base Remuneration (Salary and Fees)	Non-cash Benefits	Bonuses/ Incentives[2]	Employment Superannuation Contributions	Compensation Shares and Options Issued[3]	Termination and Retirement Benefits	Total Remuneration
	$	$	$	$	$	$	$
Directors							
Non-executive							
Mr R W Moses (resigned 19 May 2005)[ii]	71,241	-	-	19,745	14,926	-	105,912
Mr I R Davis (appointed 22 April 2005)	16,682	-	-	1,501	-	-	18,183
Mr O B O'Duill (retired 21 October 2004)	13,673	-	-	1,367	1,519	-	16,559
Ms H A Cameron	58,417	-	-	5,670	4,583	-	68,670
Prof S Itescu	43,833	-	-	3,945	9,167	-	56,945
Mr J A C MacKenzie (appointed 22 April 2005)	10,077	-	-	907	-	-	10,984
Mr G R Kaufman (resigned 22 April 2005)	37,500	-	-	3,375	8,333	-	49,208
Executive							
Dr P M Smith[iii]	253,700	27,023	32,500 (8.0%)	34,867	55,758 (13.8%)	-	403,848
	505,123	27,023	32,500	71,377	94,286	-	730,309
Executive Officers (excluding Directors)							
The Company[1]							
Dr P M Smith	32,989	3,887	-	4,534	-	-	41,410
Current							
Ms R M Fry	149,044	19,115	26,363 (12.3%)	18,798	36,218 (14.5%)	-	249,538
Mr A M Boyd	129,745	19,011	31,544 (14.6%)	36,000	13,546 (5.9%)	-	229,846
Consolidated							
Current							
Dr P L C Keep	139,716	19,160	-	30,432	15,684 (7.6%)	-	204,992
Dr A D Nash[i]	158,994	25,331	26,584 (11.8%)	14,422	26,159 (10.4%)	-	251,490
Dr D E Crump	118,498	29,086	-	20,000	15,684 (8.5%)	-	183,268
	728,986	115,590	84,491	124,186	107,291		1,160,544

1. *The Company only employed these two persons during the financial year in an Executive Officer capacity. Executive Officer titles are disclosed on page 29.*
2. *Figures in brackets represent percentage of total remuneration (excluding the value of options) that is performance-related.*
3. *Figures in brackets represent value of options as a percentage of total remuneration.*

(i) *Chief Scientific Officer to 19 May 2005 and Interim Chief Executive Officer from 20 May 2005.*
(ii) *Subsequent to reporting date, a payment of $43,137 was made to Mr Moses in accordance with a resolution made by the Board in respect of entitlements accrued to Mr Moses during the period of operation of the former Directors' Retirement Allowance.*
(iii) *Refer to the above comment in respect of Dr Smith's termination benefits.*

2004	Primary			Post Employment	Equity Compensation	Other Compensation	
	Base Remuneration (Salary and Fees)	Non-cash Benefits	Bonuses/ Incentives[2]	Superannuation Contributions	Shares and Options Issued[3]	Termination and Retirement Benefits	Total Remuneration
	$	$	$	$	$	$	$
Directors							
Non-executive							
Mr R W Moses[(i)]	51,760	-	-	15,510	13,952	-	81,222
Mr O B O'Duill	60,000	-	-	6,000	6,667	-	72,667
Prof J Mills[(ii)]	15,516	-	-	1,710	3,484	166,036[(iv)]	186,746
Ms H A Cameron	58,000	-	-	5,670	5,000	-	68,670
Prof S Itescu	41,236	-	-	3,711	9,570	-	54,517
Mr G R Kaufman	44,926	-	-	4,043	7,802	-	56,771
Executive							
Dr P M Smith[(ii)]	223,019	-	-	26,468	-	-	249,487
Dr S N Webb[(ii)]	7,210	60,600	67,725 (7.6%)	5,868	89,467 (9.1%)	749,156	980,026
Mr R W Moses[(i)]	89,000	-	-	-	-	-	89,000
	590,667	60,600	67,725	68,980	135,942	915,192	1,839,106
Executive Officers (excluding Directors)							
The Company[1]							
Current							
Ms R M Fry	143,453	18,096	37,754 (15.6%)	42,979	28,477 (10.5%)	-	270,759
Mr A M Boyd	138,786	6,337	10,452 (5.5%)	33,814	-	-	189,389
Consolidated							
Current							
Dr J A V Coates[(iii)]	173,888	19,170	77,266 (27.4%)	12,000	16,883 (5.6%)	-	299,207
Dr P L C Keep	126,567	18,504	68,771 (27.4%)	36,754	15,684 (5.9%)	-	266,280
Dr A D Nash	140,208	23,031	66,587 (27.4%)	12,486	16,483 (6.4%)	-	258,795
Dr D E Crump	125,548	26,780	56,325 (24.2%)	24,223	15,684 (6.3%)	-	248,560
Dr S W Cox[(iii)]	124,079	22,659	59,669 (27.4%)	11,001	15,684 (6.7%)	-	233,092
Dr J J Chick[(iii)]	109,613	24,528	10,000 (6.5%)	10,814	7,946 (4.9%)	-	162,901
	1,082,142	159,105	386,824	184,071	116,841	-	1,928,983

1. The Company only employed these two persons during the financial year in an Executive Officer capacity. Executive Officer titles are disclosed on page 29.

2. Figures in brackets represent percentage of total remuneration (excluding the value of options) that is performance-related.

3. Figures in brackets represent value of options as a percentage of total remuneration.

(i) Following the resignation on 8 July 2003 of former Managing Director Dr Webb, Mr Moses was appointed as Interim Chief Executive Officer until the appointment of Dr Smith as Chief Executive Officer. Remuneration for the period while Mr Moses was Interim Chief Executive Officer has been reflected under the Executive Officer heading and the remainder of Mr Moses' remuneration for the year has been reflected as Non-executive Director remuneration.

(ii) Prof Mills resigned on 15 October 2003, Dr Webb resigned on 8 July 2003 and Dr Smith was appointed on 16 October 2003.

(iii) 2004 specified Executives Drs Coates (former Chief Scientific Officer), Cox (former Head of Virology) and Chick (former Business Development Manager) transferred their employment from Amrad Operations Pty Ltd to Avexa Limited effective on 1 July 2004.

(iv) The Company formerly conducted a Directors' Retirement Allowance scheme which permitted payment to Non-executive Directors upon their retirement. The amount of the payment was dependent upon the length of service of the Director and the amount of remuneration paid to the Director. An amount of $166,036 was paid to Prof Mills upon his retirement during the reporting period in accordance with contracted arrangements.

(j) Analysis of Bonuses and Incentive Payments Included in Remuneration – Unaudited

All amounts recorded in the Directors' and Executive Officers' remuneration tables under the heading of 'Bonuses/Incentives' are for performance for the previous financial year as determined in accordance with the PMDS. The remuneration is by way of payroll payment prior to the end of August following the year under review and is therefore fully vested in nature.

(k) Analysis of Share-based Payments Granted as Remuneration – Unaudited

Details of the vesting profile of the options granted as remuneration during the financial year to each applicable person in the Directors' and Executive Officers' remuneration tables are below.

Executives	Options Granted		Percentage Vested in Year	Forfeited in Year	Financial Years in Which Grant Vests	Value Yet to Vest in $
	Number	Date				
Executive Director						
Dr P M Smith	400,000	19 Jan 2005	100%	-	2005	-
	600,000	16 Oct 2004	33.3%	-	2005-2010	58,622#
Company Executives						
Ms R M Fry	50,000	21 Feb 2005	100%	-	2005	-
Mr A M Boyd	50,000	21 Feb 2005	100%	-	2005	-
	150,000	21 Feb 2005	Nil	-	2006-2009	23,222
Consolidated entity Executives						
Dr A D Nash	50,000	21 Feb 2005	100%	-	2005	-
	50,000	21 Feb 2005	Nil	-	2006-2009	7,741

 # This figure includes an amount of $47,008 which relates to 400,000 unvested options which expired on 1 July 2005 being the termination date of Dr Smith's employment.

(l) Analysis of Movements in Options – Unaudited

The only movement during the reporting period, by value, of options over ordinary shares in Amrad issued during the year, to each Company Director and each of the five named Company and relevant group executives as applicable, is detailed below.

Executive	Title	Granted in Year [1]	Exercised in Year[2]	Forfeited in Year[3]	Total Option Value
		$	$	$	$
Dr P M Smith	Chief Executive Officer (to 19 May 2005)	114,380	-	-	114,380
Ms R M Fry	General Counsel and Company Secretary	7,741	-	-	7,741
Mr A M Boyd	Director, Finance and Administration	30,962	-	-	30,962
Dr A D Nash	Chief Scientific Officer to 19 May 2005; Interim Chief Executive Officer from 20 May 2005	15,482	-	-	15,482
Dr P L C Keep	Director, Intellectual Property	-	-	-	-
Dr D E Crump	Medical Director	-	-	-	-

1. *The value of options granted during the financial year is calculated using a binomial model. The total value of the options granted is included in the table above. This amount is allocated to remuneration over the vesting period.*
2. *The value of options exercised during the financial year is the market price of the Company's shares at close of trading on the date the options were exercised after deducting the price paid to exercise the option.*
3. *The value of the options that lapsed during the financial year represents the benefit foregone.*

(m) Fair Value of Options

The fair values of the options granted to Executive Directors and Executive Officers in the above tables have been calculated at grant date using a binomial valuation model that takes into account the performance hurdles and vesting period related to those options. The value as disclosed is the portion of the fair value of the options allocated to this reporting period in accordance with the vesting profile of the options. The following factors and assumptions have been used in determining the fair value on grant date. Comparative information has not been restated as market conditions were already included in the prior year valuation.

Grant Date	Expiry Date	Fair Value per Option	Exercise Price	Share Price on Grant Date[1]	Risk Free Interest Rate	Estimated Volatility[2]	Dividend Yield
4 Dec 2000	4 Dec 2005	$0.65	$0.84	$0.65	6.95%	56%	Nil
6 Aug 2001	6 Aug 2006	$0.72	$0.86	$0.51	6.26%	56%	Nil
13 Dec 2001	13 Dec 2006	$1.04	$0.88	$0.76	5.64%	56%	Nil
31 Mar 2004	31 Mar 2009	$0.16	$0.84	$0.52	5.25%	44%	Nil
1 Jul 2004	1 Jul 2009	$0.15	$0.84	$0.54	5.25%	44%	Nil
1 Jul 2004	1 Jul 2009	$0.15	$0.84	$0.54	5.25%	44%	Nil
16 Oct 2004	16 Oct 2007	$0.08	$0.84	$0.47	5.25%	44%	Nil
19 Jan 2005	19 Jan 2010	$0.13	$0.84	$0.47	5.25%	44%	Nil

1. *The Amrad share price has been adjusted where applicable to reflect the demerger of 26.58 per cent of value to Avexa Limited.*
2. *The estimated volatility of options granted in the current financial year has been based on the Amrad share price from the delisting of Avexa Limited through to the end of the 2005 financial year. It is considered that the share price prior to this point is not indicative of share price volatility. The complexity associated with differing pipelines and projects, funding status, tainting through history etc render any comparison to other entities even within the same business sector meaningless. The only meaningful statistic relevant to the Amrad share price volatility for the current issues of options is considered to be Amrad performance since the 7 September 2004 demerger of Avexa Limited.*

(n) Non-Executive Directors Share Plan

The value of shares granted to Non-executive Directors represents amounts set aside by way of salary sacrifice under the Non-executive Directors Share Plan (the Plan) to acquire ordinary shares in the Company. Under the terms of the Plan, which was terminated in accordance with a resolution of the Board of Directors on 19 May 2005, shares were purchased on market using the funds progressively salary-sacrificed and issued to the Non-executive Director within four to six weeks after the release of the announcement of the Company's half-yearly financial results; 15 May each year; the announcement of the Company's annual results; and the Company's Annual General Meeting. The value of shares acquired by Non-executive Directors represents the purchase price of the shares acquired. Shares acquired under the Plan have full dividend and voting rights but are restricted in their disposal until the earliest of the fifth anniversary of their purchase; the holder ceasing to be a Director of the Company; or the occurrence of a change in control of the Company as defined.

(o) Options Granted to Directors and Senior Executives

The Board acting within the constraints imposed by the Corporations Act 2001 has the discretion to offer options to staff to acquire shares in the Company and may resolve to do so under the terms and conditions of the Amrad Key Employee Share Option Plan. There were 1,550,000 options over unissued ordinary shares granted during the financial year, being 1,000,000 to Directors (provided to the CEO following approval at the October 2004 Annual General Meeting) and 550,000 to senior executives of the consolidated entity as part of their remuneration.

The exercise price for all options issued during the financial year was $0.84. The expiry date for the options issued to Executive Officers is 1 July 2009, and of these options, 250,000 vested immediately upon issue, with the remainder vesting 40 per cent on 1 July 2005, and 20 per cent on each 1 July anniversary thereafter. 400,000 of the 1,000,000 options issued to the former CEO were exercisable immediately and expire on 19 January 2010. The balance of 600,000 options issued to the former CEO were parcels of 200,000 options exercisable within three years of 16 October 2004, 16 October 2005 and 16 October 2006 respectively. Both parcels of 200,000 options exercisable within three years of 16 October 2005 and 16 October 2006 were cancelled effective 1 July 2005.

(p) Unissued Shares Under Option

677,500 (2004: 2,011,000) options with various exercise prices and expiry dates were cancelled during the financial year due to expiry or employee termination. A further 400,000 (2004: 441,000) options with an exercise price of $0.84 issued to former CEO Dr Smith have been cancelled since the reporting date such that at the date of this report, unissued ordinary shares of the Company under option were as shown in the following table.

Subsequent to the reporting date an offer of 1,000,000 options was made and accepted, comprising an offer of 200,000 options to acquire ordinary shares to each of the five members of the AMG. The options have a five year term, and an exercise price of $0.62 that represents a 25 per cent premium to the weighted average trading price of the Company's shares for the five days leading up to the 8 August 2005 issue date. The options were issued for no consideration and are exercisable 40 per cent upon issue with a further 20 per cent on each of 1 July 2006, 1 July 2007 and 1 July 2008.

Historical options granted prior to 1 January 2003 to the Executive Director and Executive Officers are subject to specified performance criteria in accordance with the Company's Key Employee Share Option Plan. Options granted after 1 January 2003 adopt a higher than market exercise price as the effective performance hurdle. Subject to the Plan Rules, options granted expire upon cessation of the employee's employment or the expiry date, whichever is the sooner. These options do not entitle the holder to participate in any share issue of the Company or any other body corporate.

Number of Options	Exercise Price	Expiry Date	Grant Date
970,000	$0.84	4 Dec 2005	4 Dec 2000
210,000	$0.86	6 Aug 2006	6 Aug 2001
250,000	$0.73	14 Nov 2006	14 Nov 2001
500,000	$1.28	30 Nov 2006	30 Nov 2001
500,000	$2.02	30 Nov 2006	30 Nov 2001
650,000	$0.88	13 Dec 2006	13 Dec 2001
50,000	$0.34	23 Jan 2008	23 Jan 2003
406,650	$0.84	31 March 2009	31 Mar 2004
550,000	$0.84	30 June 2009	21 Feb 2005
200,000	$0.84	16 Oct 2007	16 Oct 2004
400,000	$0.84	19 Jan 2010	19 Jan 2005
1,000,000	$0.62	8 August 2010	8 August 2005
5,686,650			

(q) Alteration to Option Terms

The exercise prices of all options on issue as at the 7 September 2004 effective date of the demerger of Avexa Limited were reduced by a factor of 26.58 per cent to reflect the corresponding transfer of value from Amrad Corporation Limited to Avexa Limited as calculated by the share price relativities over the first five days of trading of Avexa Limited securities following listing on the ASX on 23 September 2004. Other than this exercise price adjustment, there has been no other amendment to the terms and conditions of options on issue during the financial year.

(r) Shares Issued on Exercise of Options

During or since the end of the financial year the Company did not issue any shares as a result of the exercise of options.

(s) Consequences of Performance on Shareholder Wealth - Unaudited

In considering the Company's performance and benefits for shareholders' wealth, the Board has regard to a broad range of factors, some financial and others which relate to the scientific progress on the Company's projects, relationship building with research institutions, projects introduced, staff development etc. The Board has some, but not absolute, regard for the Company's result and cash consumption for the year. It does not utilise earnings per share as a performance measure nor does it contemplate consideration of any dividends in the short- to medium-term, given that all efforts are currently being expended to build the business and establish self-sustaining revenue streams. The Company is of the view that any adverse movement in the Company's share price should not be a punitive factor in assessing the performance of individuals other than the CEO (for whom it is included within the overall measure of performance against individual objectives).

Lead Auditor's Independence Declaration

For the year ended 30 June 2005

To the Directors of Amrad Corporation Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the year ended 30 June 2005, there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

(ii) no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

KPMG

B W Szentirmay
Partner

Melbourne
29 August 2005

Discussion and Analysis of Concise Financial Report

For the year ended 30 June 2005

Discussion and Analysis of Statement of Financial Performance

The consolidated entity recorded an operating profit of $1.1 million for the financial year ended 30 June 2005 before bringing to account the operating loss of Avexa Limited prior to its demerger and the write-down of the Company's investment in Avexa Limited (Avexa). After taking these two factors into account the consolidated result for the year was a loss of $1.6 million.

The key determinants within this operating result are the achievement of one more Merck, Sharp and Dohme (Australia) Pty Ltd (Merck) milestone, the final Serono milestone and the demerger of Avexa, all of which are discussed in greater detail below, together with the return on funds under management and further tightening of cost control.

The exclusive licence agreement with major global pharmaceutical company Merck delivered milestone revenues for the 2005 year of AUD$4.0 million (2004: AUD$8.1 million). The Merck project has made significant progress during the 2005 year and cumulative project revenues at 30 June 2005 stood at US$14 million.

The Company also received the next and final milestone from Serono for the terminated Emfilermin infertility project, and this resulted in licence and royalty revenue of $2.1 million.

The demerger of the Amrad anti-infectives business was successfully concluded during the first half-year with Avexa being listed as a stand-alone entity on the Australian Stock Exchange on 23 September 2004.

The return on invested funds under management for the year of $5.3 million represents an improvement of $1.2 million over the previous year and reflects a strong performance by both fund managers for the year within the clearly defined risk investment parameters imposed by the Company's treasury policy.

The continuing focus on cost control and prioritisation of research and development expenditure resulted in a further reduction in overall costs comparable to the prior period. A summary of the status and development of the project portfolio is provided in the Directors' Report.

Discussion and Analysis of Statement of Financial Position

In addition to the loss for the year, movements in equity reflect the $2.4 million realisation of the asset revaluation reserve upon the demerger of Avexa, the capital reduction of $9.6 million associated with the demerger, and the share buy back for the period.

The investment by Amrad in Avexa at 30 June 2005 was written down to its market value at that date of $3,054,000.

All amounts receivable from prior year sales of property and businesses were fully collected during the financial year.

Discussion and Analysis of Statement of Cash Flows

The Company recorded a positive cash flow for the year after allowing for the $12 million demerged to Avexa. From a $60 million cash position at the start of the financial year, the Company:

- demerged $12 million to Avexa;
- made a further subsequent investment in Avexa of $1 million;
- as part of its capital management programme bought back and cancelled share capital to the value of $1.7 million; and
- collected the final instalment of $3 million deferred consideration from the prior year property sale.

The movement in issued capital during the financial year reflects the purchase and cancellation of share capital under the share buy back program which commenced in April 2004 and concluded on 4 April 2005. A total of 5,466,159 shares were cancelled during the scheme at a total cost of $3,378,221.

Statement of Financial Performance

For the year ended 30 June 2005

	Note	Consolidated 2005 $'000	2004 $'000
Licence fee and royalty revenue		8,300	9,764
Other revenues from ordinary activities		7,712	6,682
Total revenue from ordinary activities		16,012	16,446
Licence fee and royalty payments	3	(1,149)	(2,114)
Contract research and development costs	3	(4,421)	(2,845)
Raw materials and consumables used		-	(459)
Employee expenses:			
- termination expenses in respect of former CEO/Managing Director		(140)	(918)
- all other employee expenses		(4,585)	(5,707)
Depreciation and amortisation expenses		(542)	(692)
Carrying value of plant and equipment sold		(11)	-
Demerger costs		-	(878)
Other expenses from ordinary activities		(4,763)	(6,356)
Write down of investment in listed entity		(2,746)	-
Profit/(loss) from ordinary activities before related income tax expense		(1,622)	(3,523)
Income tax expense relating to ordinary activities		-	-
Net profit/(loss) attributable to members of the parent entity		(1,622)	(3,523)
Net revenues, expenses and valuation adjustments attributable to members of Amrad Corporation Limited recognised directly in equity		2,400	-
Total changes in equity from non-owner related transactions attributable to members of Amrad Corporation Limited	6	778	(3,523)
Basic earnings per share (ordinary shares)		(1.3)	(2.4)
Diluted earnings per share (ordinary shares)		(1.3)	(2.4)

The statement of financial performance is to be read in conjunction with the discussion and analysis on page 33 and the notes to the financial statements set out on pages 37 to 43.

Statement of Financial Position

As at 30 June 2005

		Consolidated	
	Note	2005 $'000	2004 $'000
Current assets			
Cash assets		2,152	2,303
Receivables		335	5,579
Other financial assets		49,575	57,658
Other		150	168
Total current assets		52,212	65,708
Non current assets			
Receivables		197	286
Other financial assets		3,054	-
Property, plant and equipment		1,173	1,368
Deferred tax assets		-	-
Total non current assets		4,424	1,654
Total assets		56,636	67,362
Current liabilities			
Payables		1,567	1,164
Provisions		816	989
Other		500	913
Total current liabilities		2,883	3,066
Non current liabilities			
Provisions		100	129
Total non current liabilities		100	129
Total liabilities		2,983	3,195
Net assets		53,653	64,167
Equity			
Contributed equity		136,451	147,743
Accumulated losses	5	(82,798)	(83,576)
Total equity	6	53,653	64,167

The statement of financial position is to be read in conjunction with the discussion and analysis on page 33 and the notes to the financial statements set out on pages 37 to 43.

Statement of Cash Flows

For the year ended 30 June 2005

	Note	Consolidated 2005 $'000	2004 $'000
Cash flows from operating activities			
Cash receipts in the course of operations		10,206	12,975
Cash payments in the course of operations		(14,342)	(25,938)
Interest received		258	597
Income taxes paid		-	-
Net cash (used in) operating activities		(3,878)	(12,366)
Cash flows from investing activities			
Payment for investment in Avexa Limited		(5,800)	-
Funds demerged to Avexa Limited		(7,200)	-
Payment for property, plant and equipment		(358)	(203)
Payment for transfer of employee entitlements to Avexa Limited		(86)	-
Proceeds from sale of plant and equipment		10	2
Proceeds from prior year sale of investment in land and buildings in a prior year		3,000	3,000
Net proceeds from a prior year sale of businesses and a controlled entity, net of cash balances of disposed entity		2,454	2,272
Net cash provided by/(used in) investing activities		(7,980)	5,071
Cash flows from financing activities			
Net cash transferred (to)/from funds under management		13,400	(23,900)
Net cash outlay on share buy back		(1,693)	(1,685)
Release of term deposit		-	850
Net cash provided by/(used in) financing activities		11,707	(24,735)
Net (decrease) in cash held		(151)	(32,030)
Cash at the beginning of the financial year		2,303	34,333
Cash at the end of the financial year		2,152	2,303

The statement of cash flows is to be read in conjunction with the discussion and analysis on page 33 and the notes to the financial statements set out on pages 37 to 43.

Notes to the Financial Statements

For the year ended 30 June 2005

1. Basis of Preparation of Concise Financial Report

The concise financial report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039 Concise Financial Reports and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosures required by AASB 1039 have been derived from the consolidated entity's full financial report for the financial year. Other information included in the concise financial report is consistent with the consolidated entity's full financial report. The concise financial report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The concise financial report has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or fair values of non-current assets.

These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy as set out in Note 2, are consistent with those of the previous year. A full description of the accounting policies adopted by the consolidated entity may be found in the consolidated entity's full financial report.

2. Change in Accounting Policy

There have been no changes in accounting policy during the financial year nor has there been any reclassification of comparative figures.

3. Profit from Ordinary Activities Before Income Tax Expense

Individually significant expenditure and revenue included in profit from ordinary activities before income tax:

Research and development (R&D) expenditure	2005 $'000	2004 $'000
Licence fee and royalty payments	1,149	2,114
Contract research and development expenditure	4,421	2,845
Direct research and development expenditure	5,701	8,025
Total R&D expenditure for the year	11,271	12,984

4. Segment Reporting

Inter-segment pricing is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Business segments

During the reporting period, the consolidated entity comprised the following main business segments, based on the consolidated entity's management reporting system:

Core business – commercialisation of R&D	Research, development and commercialisation activities
Corporate	Administration, management services, investments of funds and operational infrastructure

The Amrad anti-infectives division was transferred on 1 July 2004 to Avexa Limited in preparation for its demerger from the Amrad Group which became effective on 7 September 2004. For the year ended 30 June 2004, this division remained within the core business segment, but for the period from 1 July 2004 to 7 September 2004, has been excluded from core business activities and reported separately as unallocated revenues and expenses.

Geographic segments

The consolidated entity operates predominantly in Australia. More than 90 per cent of revenue, operating loss and segment assets relate to operations in Australia.

Notes to the Financial Statements continued

For the year ended 30 June 2005

4. Segment Reporting (continued)

Industry Segments

	Core Business – Commercialisation of R&D		Corporate		Eliminations		Consolidated	
	2005 $000	2004 $000	2005 $000	2004 $000	2005 $000	2004 $000	2005 $000	2004 $000
Revenue								
External segment revenue	6,800	8,264	9,121	8,182	-	-	15,921	16,446
Inter-segment revenue	-	-	9,791	9,761	(9,791)	(9,761)	-	-
Total segment revenue	6,800	8,264	18,912	17,943	(9,791)	(9,761)	15,921	16,446
Unallocated revenue							91	-
Total revenue							16,012	16,446
Result								
Segment result	(3,700)	(4,900)	2,801	1,377	-	-	(899)	(3,523)
Unallocated result							(723)	-
Profit/ loss) before income tax							(1,622)	(3,523)
Income tax expense							-	-
Profit/(loss) after income tax							(1,622)	(3,523)
Assets								
Segment assets	883	501	55,753	66,861	-	-	56,636	67,362
Total segment assets	883	501	55,753	66,861	-	-	56,636	67,362
Unallocated corporate assets							-	-
Consolidated total assets							56,636	67,362
Liabilities								
Segment liabilities	1,540	1,093	1,443	2,102	-	-	2,983	3,195
Total segment liabilities	1,540	1,093	1,443	2,102	-	-	2,983	3,195
Unallocated corporate liabilities							-	-
Consolidated total liabilities							2,983	3,195
Acquisitions of non-current assets	5	-	353	203	-	-	358	203
Depreciation and amortisation	10	13	532	679	-	-	542	692
Non-cash expenses other than depreciation and amortisation:								
(Decrease)/Increase in employee provisions	265	411	297	437	-	-	562	848
Forgiveness of debt	-	-	-	61	-	-	-	61
Provision for non-recovery of intercompany loan	-	-	14,066	9,261	(14,066)	(9,261)	-	-

	Consolidated 2005 $'000	2004 $'000
5. Accumulated Losses		
Accumulated losses at the beginning of the financial year	(83,576)	(80,053)
Realisation of asset revaluation reserve	2,400	-
Net profit/(loss) attributable to members of the parent entity	(1,622)	(3,523)
Accumulated losses at the end of the financial year	(82,798)	(83,576)
6. Total Equity Reconciliation		
Total equity at the beginning of the year	64,167	69,376
Capital reduction following demerger of Avexa Limited	(9,600)	-
Realisation of asset revaluation reserve	2,400	-
Total changes in parent entity interest in equity recognised in statement of financial performance	(1,622)	(3,523)
Transaction with owners as owners:		
Share buy back	(1,692)	(1,686)
Total equity at the end of the financial year	53,653	64,167

7. Dividends

No dividends were paid or proposed in the current or prior financial years.

8. Events Subsequent to Reporting Date

On 15 August 2005 the Company announced the appointment of Dr Andrew Nash as CEO. 400,000 options to acquire ordinary shares with an exercise price of $0.84 have been cancelled since the reporting date and up to the date of this financial report. Other than the above, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors of the Company, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

9. Contingent Liabilities and Contingent Assets

Details of contingent liabilities and contingent assets where the probability of future payments/receipts is not considered remote are set out below, as well as details of contingent liabilities and contingent assets, which although considered remote, the Directors consider should be disclosed. The Directors are of the opinion that provisions are not required in respect of these matters, as either it is not probable that a future sacrifice of economic benefits will be required; or the amount is not capable of reliable measurement.

Contingent liabilities not considered/considered remote

The Company is not aware of any contingent liabilities capable of having a material impact on the Company or the consolidated entity.

Contingent assets not considered remote

Under the terms of the leaseback of the premises to the Company entered into in a previous financial year, the Company will receive financial compensation in the event of any early termination of the lease by the landlord after a minimum five year term.

10. Impact of Adopting Australian Equivalents to IFRS

For reporting periods beginning on or after 1 January 2005 the Company must comply with Australian equivalents to International Financial Reporting Standards (AIFRS) as issued by the Australian Accounting Standards Board. This financial report has been prepared in accordance with Australian accounting standards and other financial reporting requirements (Australian GAAP) applicable for reporting periods ended on 30 June 2005.

The Company has substantially completed the process of transitioning its accounting policies and financial reporting from current Australian GAAP to AIFRS which will be applicable for the financial year ended 30 June 2006. During the financial year the Company allocated internal and external resources to conduct impact assessments to identify key areas that would be impacted by the transition to AIFRS and report to the Company's Audit Committee.

Set out below are the key areas where accounting policies are expected to change on adoption of AIFRS, together with the current best estimate of the quantitative impact of the changes on total equity as at the date of transition, at 30 June 2005 and on the net result for the year ended 30 June 2005.

The impact of transition to AIFRS, including the transitional adjustments disclosed, are based on AIFRS standards that management expects to be in place when preparing the first complete AIFRS financial report (being in respect of the half year ending 31 December 2005). Only a complete set of financial statements and notes together with comparative balances can provide a true and fair representation of the consolidated entity's and Company's financial position, results of operations and cash flows in accordance with AIFRS. This note provides only a summary, therefore further disclosure and explanations may be required in the first complete AIFRS financial report for a true and fair view to be presented under AIFRS.

There is a significant amount of judgement involved in the preparation of the reconciliations from current Australian GAAP to AIFRS, consequently the final reconciliations presented in the first financial report prepared in accordance with AIFRS may vary materially from the reconciliations provided in this note.

Revisions to the selection and application of AIFRS accounting policies may be required as a result of:

(i) changes in financial reporting requirements that are relevant to the consolidated entity's and Company's first complete AIFRS financial report arising from new or revised accounting standards or interpretations issued by the Australian Accounting Standards Board subsequent to the preparation of this financial report;

(ii) additional guidance on the application of AIFRS in a particular industry or to a particular transaction; and

(iii) changes to the consolidated entity's or Company's operations.

The rules for first time adoption of AIFRS are set out in AASB 1 First Time Adoption of Australian Equivalents to International Financial Reporting Standards. In general, AIFRS accounting policies must be applied retrospectively to determine the opening AIFRS balance sheet as at the transition date, being 1 July 2004. The Standard allows a number of exemptions to this general principle to assist in the transition to reporting under AIFRS.

Reconciliation of equity as presented under Australian GAAP to that under AIFRS

	Consolidated	
	30 June 2005 $'000	1 July 2004 (transition date) $'000
Total equity under Australian GAAP	53,653	28,618
Adjustments to retained earnings (net of tax):		
Recognition of share-based payments[1]	(123)	-
Adjustments to other reserves (net of tax):		
Recognition of share-based payment expense[1]	123	-
Total equity under AIFRS	53,653	64,167

Reconciliation of profit and loss as presented under Australian GAAP to that under AIFRS

Year Ended 30 June 2005	Consolidated $'000
Net profit/(loss) as reported under Australian GAAP	(1,622)
Share-based payment expense[1]	(123)
Net profit/(loss) under AIFRS	(1,745)

1. Share-based payments

Under AASB 2 Share Based Payments, the Company would recognise the fair value of options granted to employees as remuneration as an expense on a pro-rata basis over the vesting period in the statement of financial performance, with a corresponding adjustment to equity. Share-based payment costs are not recognised under Australian GAAP.

Reconciliation of cash flows as presented under Australian GAAP to that under AIFRS

No material impacts are expected to the cash flows presented under Australian GAAP on adoption of AIFRS.

Other Accounting Impacts – Impairment of non-current assets

Under current Australian GAAP the carrying amounts of non-current assets are reviewed at the reporting date to determine whether they are in excess of their recoverable amount. If the carrying amount exceeds the recoverable amount, then the asset is written down to its recoverable amount, with the write-down recognised as an expense in the income statement in the period in which it occurs.

Under AIFRS, the carrying amount of non-current assets will be reviewed each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset will be tested for impairment by comparing its recoverable amount to its carrying amount. An impairment loss will be recognised whenever the carrying amount of the asset exceeds its recoverable amount. Impairment losses will be recognised in the income statement unless they relate to a revalued asset, where the impairment loss will be treated in the same way as a revaluation decrease.

Under current Australian GAAP, the recoverable amount of non-current assets was assessed at the entity level using undiscounted cash flows. Under AIFRS, the recoverable amount of non-current assets is required to be assessed using an assessment of fair value and value in use applying estimated future cash flows discounted to their present value using a pre-tax discount rate that reflects the current market assessment of the risks specific to the asset.

On the basis that the non-current assets of the consolidated entity are utilised to facilitate the development and commercialisation of scientific projects to generate sustainable royalty and other revenue streams in the long term, a review of the Company's and consolidated entity's non-current assets at the reporting date did not reveal any indication of impairment.

11. Discontinued Operation

At the Company's 2003 Annual General Meeting the Company's plan to spin out its anti-infectives business was announced, with the intention of creating shareholder value and capturing market recognition of that value. Having evaluated a number of structural possibilities to facilitate the spin-out, a demerger process was commenced in accordance with an Information Memorandum dated 5 July 2004 which concluded with the listing of Avexa Limited on the Australian Stock Exchange on 23 September 2004. As part of the approval process for any demerger, shareholder and court approval was duly obtained on the effective date for the demerger, being 7 September 2004. From this date the Company ceased to exercise control over Avexa Limited.

The following results and balances of Avexa Limited have been consolidated in the Amrad Group full year financial performance for the period from 1 July 2004 to 7 September 2004.

Financial performance information consolidated in year ended 30 June 2005

	2005 $'000
Revenue from ordinary activities	91
Other expenses	(814)
Loss from ordinary activities before income tax	(723)
Income tax	-
Net loss	(723)

Cash flow information consolidated in year ended 30 June 2005

Following the investment of $12 million by Amrad in Avexa Limited effective on 1 July 2004, Avexa Limited was responsible for its own cash flows. For the period to 7 September 2004, the effective date of the demerger, Avexa Limited had recorded the following funds flows from the $12 million initial funding provided by Amrad.

	2005 $'000
Net cash used in operating activities	(844)
Net cash used in investing activities	(23)
Net cash provided by financing activities	86
Net cash outflow	(781)

On 1 July 2004 the Amrad anti-infectives intellectual property was revalued and brought to account as an intangible asset at a value of $12 million with a corresponding credit to asset revaluation reserve. For consideration of 40,156,000 Avexa Limited ordinary shares, the Amrad anti-infectives business was then transferred on 1 July 2004 for $12 million. Amrad subscribed a further $12 million in cash for a further 40,156,000 Avexa Limited ordinary shares.

Following approval by Amrad shareholders and the court, Amrad demerged 80.01% of its investment in Avexa Limited to existing Amrad shareholders as at the date of close of register. Through the Capital Reduction, 80.01% of the asset revaluation reserve ($9.6 million) was effectively realised and transferred to Amrad shareholders via their entitlement to a shareholding in Avexa Limited. The balance of the asset revaluation reserve of $2.4 million was simultaneously realised and consequently transferred to accumulated losses as reflected below.

Movement in asset revaluation reserve

	2005 $'000
Balance of asset revaluation reserve as at start of year	-
Recognition of anti-infectives intellectual property	12,000
Realisation of asset revaluation reserve through the demerger of 80.01% of Amrad's investment in Avexa to existing Amrad shareholders	(9,600)
Valuation adjustments recognised directly in equity	2,400
Realisation of balance of asset revaluation reserve attributable to members of Amrad Corporation Limited transferred to accumulated losses	(2,400)
Balance of asset revaluation reserve as at end of year	-

Capital Reduction

Following the successful demerger of Avexa Limited in September 2004 as detailed above, a capital reduction of $9,600,000 was effected, calculated as follows:

Balance of Amrad investment in Avexa Limited as at start of-year	-
Investment in Avexa Limited acquired for cash consideration	12,000
Investment in Avexa Limited acquired for consideration comprising transfer of intellectual property	12,000
Balance of investment in Avexa Limited prior to demerger	24,000

Transfer of 80.01% of the investment to existing Amrad shareholders as at the date of demerger close of register:

Realisation of asset revaluation reserve	(9,600)
Share capital reduction	(9,600)
Total value transferred to existing Amrad shareholders upon demerger	(19,200)

Balance of Amrad investment in Avexa Limited as at demerger at cost	4,800
Further investment in Avexa Limited subsequent to demerger	1,000
Consolidated entity's share of Avexa operating losses prior to demerger	(723)
Write down of investment to reflect market value as at 30 June 2005	(2,023)
Balance of investment in Avexa Limited at market value (21,062,000 shares at $0.145)	3,054

Directors' Declaration

1. In the opinion of the Directors of Amrad Corporation Limited (the Company):

   (a) the financial statements and notes including the remuneration disclosures that are contained in sections A to S of the Remuneration Report in the Directors' Report set out on pages 23 to 31, are in accordance with the Corporations Act 2001, including:

      (i) giving a true and fair view of the financial position of the Company and consolidated entity as at 30 June 2005 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

      (ii) complying with Accounting Standards in Australia, including AASB 1046 Director and Executive Disclosures by Disclosing Entities, and the Corporations Regulations 2001; and

   (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2. There are reasonable grounds to believe that the Company and controlled entity Amrad Operations Pty Ltd will be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the Company and the controlled entity pursuant to ASIC Class Order 98/1418.

3. The Directors have been given the declarations required by Section 295A of the Corporations Act 2001 from the Chief Executive Officer and Chief Financial Officer for the financial year ended 30 June 2005.

Dated at Melbourne this 29th day of August, 2005.

Signed in accordance with a resolution of the Directors:

Mr I R Davis
Chairman

Independent Audit Report on Concise Financial Report

To the Members of Amrad Corporation Limited

The Financial Report and Directors' Responsibility

The concise financial report comprises the statement of financial position; statement of financial performance; statement of cash flows; accompanying notes 1 to 11; the disclosures made by the Company in accordance with the Corporations Regulations 2001 as required by AASB 1046 Director and Executive Disclosures by Disclosing Entities in audited sections of the Remuneration report in the Directors' Report; and the accompanying discussion and analysis on the statement of financial performance; statement of financial position; and statement of cash flows, set out on pages 33 to 43 for Amrad Corporation Limited (the Company) and its controlled entities for the year ended 30 June 2005.

The Directors of the Company are responsible for the preparation of the concise financial report in accordance with Australian Accounting Standard AASB 1039 Concise Financial Reports. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the concise financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. We have also performed an independent audit of the full financial report including disclosures made by the Company in accordance with the Corporations Regulations 2001 as required by AASB 1046 Director and Executive Disclosures by Disclosing Entities in audited sections of the Remuneration Report in the Directors' Report ('remuneration disclosures') of the Company and its controlled entities for the year ended 30 June 2005. The Remuneration Report also contains information not required by Accounting Standard AASB 1046 Director and Executive Disclosures by Disclosing Entities, which is not subject to audit. Our audit report for the full financial report was signed on 29 August 2005, and was not subject to any qualification.

We performed procedures in respect of the audit of the concise financial report to assess whether, in all material respects, the concise financial report is presented fairly in accordance with Australian Accounting Standard AASB 1039 Concise Financial Reports.

We formed our audit opinion on the basis of these procedures, which included:

- testing that the information in the concise financial report is consistent with the full financial report; and
- examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures, which were not directly derived from the full financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Audit Opinion

In our opinion, the concise financial report of Amrad Corporation Limited and its controlled entities for the year ended 30 June 2005 complies with Australian Accounting Standard AASB 1039 Concise Financial Reports.

KPMG

KPMG

B W Szentirmay
Partner

Melbourne
29 August 2005

Shareholder Information

For the year ended 30 June 2005

Share Capital

As at 15 August 2005, the share capital of the Company was:
Issued and paid up capital; 125,176,327 ordinary shares

	Number
Number of shares quoted on The Australian Stock Exchange Limited	125,176,327

Amrad Corporation Limited ordinary shares have been traded on The Australian Stock Exchange Limited since 5 December 1996 and trade under the ASX code AML. Melbourne is the Home Exchange. The Company's securities are not quoted on any other stock exchange.

Twenty Largest Shareholders as at 15 August 2005

Name	Ordinary Shares Held	% of Total Shareholding
Fibre Optics (Aust) Pty Ltd	28,264,583	22.58
State Trustees Limited	19,743,593	15.77
Invia Custodian Pty Limited (Black A/C)	15,234,987	12.17
Queensland Investment Corporation	12,073,262	9.65
Merck Sharp & Dohme (Australia) Pty Limited	3,636,364	2.90
R J Custodians Pty Ltd	1,544,514	1.23
Citicorp Nominees Pty Limited	1,432,631	1.14
Bell Potter Nominees Ltd	1,145,690	0.92
The Walter and Eliza Hall Institute of Medical Research	1,000,000	0.80
Charmof Nominees Pty Ltd (Mrs Charlotte Moffatt A/C)	999,999	0.80
Chevron Properties Pty Ltd	940,000	0.75
Asia Union Investments Pty Limited	834,139	0.67
Howard Florey Institute of Experimental Physiology and Medicine	833,334	0.67
Westpac Custodian Nominees Limited	823,978	0.66
JP Morgan Nominees Australia Limited	626,221	0.51
Mr Andrew George Kettle	600,000	0.48
The Heart Research Institute Limited	416,668	0.33
Hestian Pty Ltd	400,000	0.32
Immunogenetics Research Foundation Incorporated	333,334	0.27
The Menzies School of Health Research	333,334	0.27
Total	91,226,631	72.89

Substantial Shareholders

The following information is extracted from substantial shareholding notices given to the Company as at 15 August 2005 by shareholders who hold relevant interests in more than 5 per cent of the Company's voting shares.

Name	Ordinary Shares Held	% of Total Shareholding
Fibre Optics (Aust) Pty Ltd	28,264,583	22.58
State Trustees Limited	19,743,593	15.77
Thorney Pty Ltd	16,779,501	13.40
Queensland Investment Corporation	12,073,262	9.65

Distribution of Shareholders as at 15 August 2005

Range	Holders	Ordinary Shares Held	% of Total Shareholding
1–1,000	1,004	772,371	0.6
1,001–5,000	2,856	7,463,577	6.0
5,001–10,000	655	5,388,823	4.3
10,001–100,000	559	15,365,294	12.2
100,001 and over	48	96,186,262	76.9
Total shareholders	5,122	125,176,327	100

The number of shareholders as at 15 August 2005 with less than a marketable parcel of $500 worth of shares, based on the market price as at the above date, was 1,053.

Shares and Voting Rights

As at 15 August 2005, there were 5,122 holders of ordinary shares of the Company.

The voting rights attached to ordinary shares are set out in Rules 5(f) and 40 of the Company's Constitution. In broad summary, but without prejudice to the provisions of those Rules, each shareholder present at a general meeting in person or by a duly appointed representative, proxy or attorney:

(a) on a show of hands, has one vote except if a shareholder has appointed more than one person as a representative, proxy or attorney, in which case none of those persons is entitled to vote or if a person is entitled to vote in more than one capacity, that person is entitled to only one vote; and

(b) on a poll, has one vote for each fully paid share held and for each other share held, has a vote in respect of the share equivalent to the proportion which the amount paid on that share is of the total amounts paid and payable on that share at the time a poll is taken but no amount paid on a share in advance of calls shall be treated as paid on that share.

As at 15 August 2005, there were options over 6,086,650 unissued ordinary shares granted to employees under the Key Employee Share Option Plan and to the former Chief Executive Officer, Dr Peter Smith, the former Managing Director, Dr Sandra N Webb and the former Executive Director, Dr John Flack. There are no voting rights attached to either the options or the underlying unissued ordinary shares.

Officers

Chief Executive Officer: Dr Andrew D Nash BSc (Hons) PhD (Melb)
Company Secretary: Ms Robyn M Fry LLB GDLP (SA)

Registered Office

Amrad Corporation Limited
576 Swan Street
Richmond Victoria 3121 Australia
Telephone: +61 3 9208 4000
Facsimile: +61 3 9208 4356

Share Registry

Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street,
Abbotsford Victoria 3067 Australia
Telephone: 1300 850 505 or +61 3 9415 4000
Facsimile: +61 3 9473 2500
Website: www.computershare.com
Email: web.enquiries@computershare.com.au

Facsimile for receipt of 27 October 2005 Annual General Meeting correspondence only: +61 3 9473 2555.

Shareholder Information continued

Securityholder Information

You can gain access to your securityholding information in a number of ways. The details are managed via the Company's registrar, Computershare Investor Services and can be accessed as outlined below. Please note your Securityholder Reference Number (SRN) or Holder Identification Number (HIN) is required for access.

Investor Phone Access

Provides telephone access 24 hours a day 7 days a week.

Step 1: Call 1300 850 505
Step 2: Enter the first 6 letters of the company name – eg. Amrad (touch tone 26723).
Step 3: Enter your Security Reference Number (SRN) or Holder Identification Number (HIN).
Step 4: Follow the prompts to gain secure, immediate access to your holding details, registration details or payment information.

Internet Account Access

Securityholders can access their details via the Internet. Computershare provides two levels of access: read only and online portfolio updating capability.

View Securityholding (read only access)

Step 1: Go to www.computershare.com/au/investors
Step 2: Select Securityholding and enter AML or Amrad Corporation Limited.
Step 3: Enter Securityholder Reference Number (SRN) or Holder Identification Number (HIN).
Step 4: Read only access to account balance, transaction history, payment instructions, payment history and sign up for electronic securityholder communications.

Investor Centre (online portfolio updating capability)

Step 1: Go to www.computershare.com/au/investors
Step 2: Enter User ID and PIN or access the 'Register Here' button.
Step 3: Follow the prompts to register. For security purposes, Computershare will generate a PIN and mail it to your registered address.
Step 4: View, evaluate and manage your portfolio.

Changing Shareholder Details

Changes to your name or address must be advised in writing to Computershare Investor Services Pty Limited. If you are sponsored by a broker, your notice in writing must be sent to your sponsoring broker.

Amrad Publications Mailing List

The Annual Report is a major source of information about the Company. Shareholders who do not wish to receive this publication can assist the Company to reduce costs by advising Computershare Investor Services Pty Limited in writing. Shareholders will continue to receive all other shareholder information, including the Notice of Annual General Meeting and Proxy. The Annual Report, other releases and general Company information are also available on the Company's website at www.amrad.com.au

Annual General Meeting

11am on Thursday, 27 October 2005
Computershare Conference Centre
Yarra Falls
452 Johnston Street
Abbotsford Victoria 3067 Australia

Investor Relations

If you have any questions or issues regarding your shareholding or require hard copies of any information posted on Amrad's website, please contact the Company Secretary, Ms Robyn Fry on +61 3 9208 4000.

Designed and produced by MDM Design Associates



amrad.

Amrad Corporation Limited
ABN 37 006 614 375

576 Swan Street Richmond
Victoria Australia 3121

Telephone (61 3) 9208 4000
Facsimile (61 3) 9208 4356